06020133

U.S. SECURITIES AND EXCHANGE

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Date filed: 07/03/06 *Commission file number:*
**Not yet assigned.*

DETOUR, LLC
(Exact name of registrant as specified in its charter)
Washington
(State of Incorporation)

2214 N 43rd Street, Seattle, WA 98103
(Address of principal office) (Zip Code)

(206) 696-1750
Registrant's telephone number, including area code

7812
(Primary Standard Industrial Classification Code No.)

20-5003359
(I.R.S. Employer Identification No.)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class

CLASS A LIMITED LIABILITY INTERESTS

Name of Each Exchange On Which Registered

NONE

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties.

(a) Directors of Manager. See "MANAGEMENT," section of the "Offering Circular" dated 07/03/06, which is attached hereto as PART II.
(b) Officers of Manager. See "MANAGEMENT," section of the Offering Circular dated 07/03/06, which is attached hereto as PART II.
(c) General Partners. Not Applicable.
(d) Record owners of 5 percent or more of any class of the issuer's equity securities: None.
(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities: None.
(f) Promoters. Not Applicable.
(g) Affiliates: See "INVESTMENT SUMMARY-The Company" section of the Offering Circular dated 07/03/06, which is attached hereto at PART II.
(h) Counsel: Ian Thompson, Esq., Beacon Law Advisors, 802 2nd Avenue Suite 614, Seattle, Washington 98101.
(i) Underwriter. Not Applicable.
(j) Directors of Underwriter. Not Applicable.
(k) Officers of Underwriter. Not Applicable.
(l) General Partners of Underwriter. Not Applicable.
(m) Counsel to Underwriter. Not Applicable.

ITEM 2. Application of Rule 262.

None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

The securities are to be offered on a best efforts basis by the officers and directors of the Manager of Detour, LLC (the 'Company") in the following jurisdictions:

1. Arizona
2. Colorado
3. Illinois
4. Indiana
5. Kentucky

6. Massachusetts
7. Nevada
8. New York
9. Pennsylvania
10. South Carolina
11. Utah
12. Virginia
13. Washington
14. Wisconsin
15. British Columbia, Canada

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

None.

ITEM 6. Other Present or Proposed Offerings.

Neither the Company nor its affiliates are currently offering or contemplating offering any securities in addition to those covered by this Regulation A offering.

ITEM 7. Marketing Arrangements.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document.

See Exhibit D-8 of the Offering Circular dated 07/03/06 (Solicitation Of Interest Materials).

PART II— OFFERING CIIRCULAR

Please see attached Offering Circular, dated 07/03/06.

ITEM 10. Index to Exhibits.

PART III — EXHIBITS

A. Articles of Organization of Detour, LLC.

B. Organizational Minutes of Detour, LLC.

C. Opinion of Beacon Law Advisors as to the legality of the securities.

D. Operating Agreement of Detour, LLC.

SIGNATURES

The issuer has duly caused this offering statement to be signed on behalf of the undersigned, thereunto duly authorized in the City of Seattle, State of Washington, on 07/03/06.

DETOUR, LLC

By: DETOUR MANAGEMENT, LLC

By:

Jay T Schwartz

Jay T Schwartz, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Jay T Schwartz	Original Withdrawing Member of Company and President of Manager of Company	07/03/06
Jay T Schwartz		
Julie L. Chase	Vice President of Marketing of Manager of Company	07/03/06
Julie Chase		

[signature]	Vice President of Finance of Manager of Company	07/03/06
George Brumder		

EXHIBIT A

ARTICLES OF ORGANIZATION OF DETOUR, ***LLC***

Washington
Secretary of State
SAM REED

June 15, 2006

Congratulations:

Your online filing has been completed.

Company Name:	**DETOUR, LLC**
UBI Number:	**602-621-635**
Effective date:	**6/7/2006**.
Application ID:	**588603**

You will receive a certificate and a copy of your filed documents via US Mail.

Thank you for using our online filing service!

Corporations Division
801 Capitol Way S.
Olympia, WA 98504-0234

360-753-7115

EXHIBIT B

ORGANIZATIONAL MINUTES OF DETOUR, LLC

ORGANIZATIONAL MEETING OF MANAGER AND MEMBER OF DETOUR, LLC
A WASHINGTON LIMITED LIABILITY COMPANY
ADOPTED BY UNANIMOUS WRITTEN CONSENT OF THE MANAGER AND MEMBER

The undersigned, being the manager (the "Manager") and sole member ("Member") of Detour, LLC ("Company"), a limited liability company organized under the laws of the State of Washington, consent to and adopt the following resolutions as the action of the Company in lieu of a formal or organizational meeting, as permitted in Chapter 25.15.050 RCW Limited Liability Companies.

1. ARTICLES OF ORGANIZATION

WHEREAS, the original Articles of Organization were filed in the Office of the Washington Secretary of State on or about 06/07/06.

RESOLVED, that a copy of the Articles of Organization of this Company, as certified by the Washington Secretary of State, be inserted in the Minute Book of this Company.

2. OPERATING AGREEMENT

WHEREAS, the Members have been presented with a proposed Operating Agreement (the "Operating Agreement"), attached to this Offering Circular as Exhibit D and incorporated by this reference.

RESOLVED, that the Operating Agreement attached as Exhibit D is adopted as the Operating Agreement of this Company and the Secretary of the Company is ordered to certify a copy of such Operating Agreement and insert the document in the Minute Book of the Company.

RESOLVED FURTHER, that the issuance and sale of Class A limited liability Company interests (the "Class A Shares") to Members as set forth in the Operating Agreement is hereby approved.

RESOLVED FURTHER, that the Manager of the Company is authorized, empowered and directed to take all actions that may be necessary and proper for this Company to issue and sell the Class A Shares in accordance with applicable laws, and that those actions shall include, where necessary:

a. Filing with the Washington Department of Financial Institutions, Securities Division an appropriate notice or obtaining qualification of the offer and sale of such Class A Shares from the Washington Department of Financial Institutions;

b. Doing all acts that may be necessary under the federal securities laws and the securities laws of any other applicable state; and

c. Doing all acts necessary to expedite these transactions or conform them, or any of them, to the requirements of any applicable law, ruling or regulation.

RESOLVED FURTHER, that the Manager is further instructed to maintain a certified copy of such Operating Agreement in the principal office of the Company in Washington available to Members via email upon 5 business days advanced notice.

3. CERTIFICATES OF LLC INTEREST

WHEREAS, the original Member has been presented with a proposed form of Certificate of LLC Interest to be used by the Company for its LLC Interests, attached as Exhibit D-5 of the Offering Circular.

RESOLVED, that the Certificate of LLC Interest representing the Class A Shares in this Company be in substantially the same form, including electronic form, as the form of Certificate of LLC Interest presented to the Member and that each such Certificate of LLC Interest shall bear the name of this Company, the participation percentages represented thereby, the name of the owner of such participation percentages and the date such Certificate of LLC Interest was issued;

RESOLVED FURTHER, that the Certificates of LLC Interest shall bear an appropriate transfer restriction legend consistent with the provisions of the Operating Agreement of the Company;

RESOLVED FURTHER, that such Certificates of LLC Interest shall be signed by the Manager of the Company; and

RESOLVED FURTHER, that the Secretary is instructed to insert a blank Certificate of LLC Interest as a specimen in the Company Minute Book immediately following these minutes.

4. RESERVED

5. COMPANY RECORDS

WHEREAS, the Managing Member desires to have a minute book ("Minute Book") maintained for the purpose of collecting and having all of the important documents of the Company readily available.

RESOLVED, that the Company shall maintain as part of its records a Company Minute Book, which shall include the Articles of Organization and any amendments thereto, and the Operating Agreement and any amendments thereto, the minutes of all meetings (or consents in lieu of meetings) of the Manager and Members of the Company and all other important Company documents.

6. PRINCIPAL OFFICE IN WASHINGTON

RESOLVED, the principal office of this Company is as follows:

2214 N 43rd Street, Seattle, Washington 98103

7. AGENT FOR SERVICE OF PROCESS IN STATE OF WASHINGTON

RESOLVED, that the Company's initial agent for service of process in the State of Washington, and such person's address, shall be as follows:

Jay T Schwartz
2214 N 43rd Street
Seattle, Washington 98103

8. BANK RESOLUTIONS

RESOLVED, that the Manager of this Company is hereby authorized to do the following acts:

a. To designate one or more banks, trust companies, or other similar institutions as depositories of the funds, including without limitation, cash and cash equivalents of this Company;

b. To open, keep and close general and special bank accounts, including an impound account for the funds related to this offering, general deposit accounts, payroll accounts and working fund accounts with any such depository;

c. To cause to be deposited in such accounts with any such depository, from time to time, such funds, including without limitations, cash and cash equivalents of this Company as the Manager deems necessary or advisable, and to designate or change the designation of the Manager, officer or officers and agent or agents of this Company who would be authorized to make such deposits and to endorse checks, drafts or other instruments for such deposits;

d. From time to time to designate or change the designation of the Manager, officer or officers and agent or agents of this Company who will be authorized to sign or countersign checks, drafts or other orders for the payment of money issued in the name of this Company against any funds deposited in any of such accounts, and to revoke any such designation;

e. To make such general and special rules and regulations with respect to such accounts as the Manager may deem necessary or advisable; and

f. To complete, execute and/or certify any customary printed blank signature card forms in order to conveniently exercise the authority granted by this resolution, and any resolutions printed thereon shall be deemed adopted as a part hereof.

RESOLVED FURTHER, that the Manager by its signature alone has the power to execute checks, drafts, and other negotiable instruments on behalf of the Company.

RESOLVED FURTHER, that all form resolutions required by any such depository as presented to and considered by the Manager prior to the execution of this Certificate are hereby adopted in such forms utilized by the depository, and the Secretary of this Company is hereby authorized to certify such resolutions as having been adopted by the Members and is directed to insert the forms of such resolutions in the Company Minute Book along with this Certificate; and

RESOLVED FURTHER, that any such depository to which a copy of these resolutions, certified by the Manager of this Company, shall have been delivered shall be entitled to rely thereon for all purposes until it shall have received written notice of the revocation or amendment of these resolutions by the Manager of this Company.

9. PAYMENT OF EXPENSES OF ORGANIZATION

RESOLVED, that the Manager of this Company is authorized and directed to cause this Company to pay the expenses of its organization, and to reimburse the persons advancing funds to the Company.

10. FEDERAL TAX IDENTIFICATION NUMBER

RESOLVED that the Manager is hereby authorized and directed to complete, execute and file or to have completed, executed and filed the "Application For Employer Identification Number" (Federal Form SS-4).

11. APPOINTMENT OF TAX MATTERS PARTNER

RESOLVED, that the Manager is appointed as "Tax Matters Partner."

12. OTHER NECESSARY ACTS

RESOLVED, that the Manager of this Company is authorized and directed to make such filings and applications and to execute and deliver such documents and instruments and to do such acts and to obtain such licenses, authorizations, and permits as are necessary or desirable for the Company's business, to fulfill such legal requirements as are applicable to this Company or its business, or to complete the organization of this Company or its qualification to do business where it does or desires to do business, or to take any other action necessary or advisable to carry out the purposes of this resolution.

This Unanimous Written Consent of the Manager and Member may be executed by the Managing Member and the Members in any number of counterparts, all of which when executed and delivered shall have the force and effect of an original, and shall be effective as of the date of the Articles of Organization.

MANAGER:

DETOUR MANAGEMENT, LLC, a Washington limited liability company

By:

Jay T Schwartz, President

MEMBER:

DETOUR MANAGEMENT, LLC, a Washington limited liability company

By:

Jay T Schwartz, President

EXHIBIT C

OPINION AS TO THE LEGALITY OF THE SECURITIES

Beacon Law Advisors, PLLC
ATTORNEYS AT LAW
801 2nd Avenue
Suite 614
Seattle. Washington 98103
Telephone (206) 832-1333
Facsimile (206) 749-9621

June 5, 2006

Jay T Schwartz, President of Manager
Detour, LLC
2214 N 43rd Street
Seattle, Washington 98103

Re: Detour, LLC - Validity of issuance of Class A Limited Liability Interests ("Class A Shares")

Ladies and Gentlemen:

We have acted as special counsel to you in connection with the application on Form 1-A under Regulation A of the Securities Act of 1933, as amended ("Offering Statement"), of a total of 2,000 Class A Shares of Detour, LLC, a Washington limited liability company. You have requested our opinion in connection with the offering of the Class A Shares covered by the Offering Circular, dated 07/03/06. In connection with our acting as counsel, we have examined the laws of the State of Washington together with certain other documents and instruments prepared on behalf of Detour, LLC as we have deemed necessary and relevant in the preparation of our opinion as hereinafter set forth.

In our examination, we have assumed the genuineness of all signatures on original documents and the authenticity of all documents submitted to us as originals, the conformity to original documents to all documents submitted to us as certified, conformed or photo-static copies of originals, the authenticity of such latter documents, and the proper execution, delivery and filing of the documents referred to in this opinion.

Based upon the foregoing, we are of the opinion that the Class A Shares to be sold by Detour, LLC pursuant to the terms of the Offering Circular will be duly created and will be validly issued Class A Shares of Detour, LLC. Upon payment for the Class A Shares and full compliance with all of the terms and conditions relating to the issuance of the Class A Shares set forth in the Offering Circular, the Class A Shares will be fully paid and nonassessable.

For the purposes of this opinion, we are assuming that the appropriate certificates are duly filed and recorded in every jurisdiction in which such filing and recordation is required in accordance with the laws of such jurisdictions. We express no opinion as to the laws of any state or jurisdiction other than Washington.

We consent to the use of this opinion as an exhibit to the Offering Statement, and we further consent to the use of our name in the Offering Statement and the Offering Circular which is a part of said Offering Statement.

Respectfully submitted,
Beacon Law Advisors

EXHIBIT D

OFFERING CIRCULAR FOR DETOUR, LLC

OFFERING CIRCULAR

PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

Detour, LLC

$100,000

*2,000 Class A Limited Liability Interests ("Class A Shares") at **$50.00** per Class A Share*

Minimum Investment: 2 Class A Shares ($100)

OFFERING PRICE: $50.00 PER CLASS A SHARE

Detour, LLC
2214 N 43rd Street
Seattle, Washington 98103
(206) 696-1750

Detour, LLC

$100,000

2,000 Class A Shares at $50.00 per Class A Share
Minimum Investment: 2 Class A Shares ($100)

Detour, LLC (the "Company") is a Washington limited liability company formed on 06/15/06 to engage in the business of financing, producing, marketing, and selling or distributing a motion picture, to be named "Detour" (the "Film"). The manager of the Company is Detour Management, LLC, a Washington limited liability company (the "Manager"). See BUSINESS" and "MANAGEMENT."

***The Company's principal business objectives are to*:**

1. *Participate in the development, production, marketing, and sale or distribution for profit of the motion picture, "Detour."*

2. *Provide cash distribution to the shareholders from the proceeds of revenue earned from the sale, distribution or licensing of Detour.*

The Company is offering 2,000 Class A Shares of limited liability interests for a purchase price of $50.00 per Share. See "OWNERSHIP; ALLOCATION OF TAX ITEMS; AND CASH DISTRIBUTIONS."

This investment involves substantial risks. There is no assurance that the Company will achieve any of its business objectives. See "RISK FACTORS."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECRUTIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SESCURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Investors (1)	**Selling Commissions** (2)	**Proceeds to Company** (3)
Per Share	$50.00	(2) $0	$50.00
Total	$100,000	(2) $0	$100,000

The Date of this Offering Circular is 07/03/06

1. See "TERMS OF THE PLACEMENT"

2. See "PLAN OF DISTRIBUTION"

3. The amounts shown are before deducting organization and offering costs to the Company, which include legal, accounting, bank fees, printing, due diligence, marketing, selling and other costs incurred in the offering of the Class A Shares. Please note that there is no management fee and that affiliates of the Company will not be paid fees for services rendered.

THE OFFER AND SALE OF THE CLASS A SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") IN RELIANCE UPON THE EXEMPTION FOR CERTAIN PRIVATE OFERINGS PROVIDED IN REGULATION A OF THE ACT. NO CLASS A SHARES MAY BE RESOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT, OR THE COMPANY HAS RECEIVED EVIDENCE SATISFACTORY TO IT THAT SUCH TRANSFER DOES NOT INVOLVE A TRANSACTION REQUIRING REGISTRATION UNDER THE ACT AND IS IN COMPLIANCE WITH THE ACT.

THIS OFFERING CIRCULAR IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, NOR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN. HOWEVER, THIS IS A SUMMARY ONLYAND DOES NOT PURPORT TO BE COMPLETE. ACCORDINGLY, REFERENCE SHOULD BE MADE TO THE CERTIFICATION OF RIGHTS, PREFERENCES AND PRIVILEGES AND OTHER DOCUMENTS REFERRED TO HEREIN, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION (OTHER THAN THAT CONTAINED IN ADDITIONAL WRITTEN DOCUMENTATION REFERRED TO HEREIN), OR TO MAKE ANY ORAL OR WRITTEN REPRESENTATIONS CONCERNING THE COMPI\NY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS INVESTMENT.

STATE NOTICE REQUIREMENTS

NOTICE REQUIREMENTS IN STATES WHERE CLASS A SHARES MAY BE SOLD ARE AS FOLLOWS:

IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PROPER WRITTEN CONSENT OF THE STATE IN QUESTION, EXCEPT AS PERMITTED IN THE SUBJECT STATE'S RULES.

TABLE OF CONTENTS

INVESTMENT SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offering Circular and its Exhibits. Each prospective investor is urged to carefully read this Offering Circular and its Exhibits in their entirety including but not limited to the risk factors.

The Company

Detour, LLC (the "Company") is a Washington Limited Liability Company formed to engage in the business of developing, financing, producing, marketing, and/or selling or distributing a full length motion picture, Detour. Detour Management, LLC, a Washington Limited Liability Company, is the manager of the Company (the "Manager"), and the holder of Common Shares (as defined below) of the Company (the "Common Shareholder"). Prior to the issuance of Class A Shares (as defined below) pursuant to this offering, Manager is the sole member of the Company. Manager is an independent management company formed in June 2006 to manage the Company. Company was formed in June 2006, with the objective of commercial exploitation of the Film, including:

Development
Financing
Production
Marketing
Sales/Distribution

The Company has engaged in the development and potential production of the Film based on its favorable statistical profile and review by potential audience members and investors. The Manager was able to gather this data by engaging the services of an affiliated, company IndieShares, a Washington Limited Liability Company ("IS"). IS supports affiliated securities issuers, like Company, with technology, production, and marketing services. IS's services help issuers decide whether to attempt securities offerings based on potential audience and investor feedback. The Company believes that the potential for successful financing and production of the Film has been enhanced by utilizing IS's services. The Company, with the assistance of IS, will also be able to provide its investors with virtual access to certain physical production activities of the Film, and to download certain recorded activities to their computers for viewing or sharing. Furthermore, the Company will arrange, as the shooting schedule permits, computer chat sessions with the Film's production personnel and cast. IS has also entered in master production arrangements with several established production companies so that the physical production each film project can be competitively sourced. By using this competitive sourcing process, the Manager believes that IS can provide the greatest potential for the completion of a high quality film that is both on time and within budget.

Investment Analysis

The Company will work to apply the following strategic points to maximize the value of the Film to investors:

Pre-investment audience input
Statistical analysis of input
Financing
Competitive sourcing of the project
Investor access to production activities
Packaging of statistical data
Marketing
Sale or distribution

There is absolutely no assurance that the Company will be economically successful.

The Offering

The Company is offering 2,000 Class A Shares of limited liability interests in accordance with the Terms Of Placement Section of this Offering Circular. The Company, and the relative rights and obligations of its Members, are governed by the Company's Operating Agreement, in the form found in Exhibit D-3 of this Offering Circular (the "Operating Agreement"). In order to invest in this offering, investors will be required to become a party to the Operating Agreement. You are urged to read the Operating Agreement carefully, as it contains important provisions related to voting, control, and the economic rights and obligations (including, but not limited to, allocations of net loss or profit of Company for federal tax purposes, and distributions of cash) of the Company's members. This Offering Circular contains summaries of various provisions of the Operating Agreement; however, reading this Offering Circular alone should not be considered an adequate substitute for reading and understanding the Operating Agreement itself. **Note that the terms "shares" and "shareholders" are used throughout this Offering Circular to describe what are in fact limited liability company ("LLC") interests and LLC members, respectively. LLC interests, the governance of LLCs under state law, and the rights of LLC members, all differ significantly from the governance of corporations and shares of corporate stock under state law, and their treatment under the federal tax laws differs significantly as well (for instance, the limited liability company interest issued pursuant to this offering will be considered as partnership interests for federal income tax purposes). YOU ARE URGED TO SEEK INDEPENDENT TAX, ACCOUNTING AND/OR LEGAL COUNSEL WIH RESPECT TO THIS POTENTIAL INVESTMENT AND THE POTENTIAL TAX IMPACTS OF THE INVESTMENT AND THE OWNERSHIP OF THE CLASS A SHARES.**

USE OF PROCEEDS

The maximum gross proceeds from the sale of the Class A Shares are $100,000. The net proceeds from the offering are expected to be approximately $90,000 after the payment of offering costs, including marketing, bank fees, legal, accounting costs, and other non-affiliate third party costs. The net proceeds of the offering will be used by the Company to exploit the Film as a full length feature film. The budget set for the Film is an estimate only. This is an all or none offering. If Company does not raise $100,000 by the close of the offering, all proceeds raised to that point will be returned to subscribers of Class A Shares, less a proportionate allocation of applicable fees **(note: this is not a loan)**. If the offering is over-subscribed, no additional funds over $100,000 will be accepted. In the event the Manager does not apply all of the funds in the production of the Film, any remainder will be distributed to the Class A Shareholders, as soon as practicable, on a pro-rata basis, pursuant to and according to the terms of the Operating Agreement. If the funds raised for exploitation are exhausted prior to completion of the Film, the Manager, in its discretion, may, in each case according to the terms of the Company's the Operating Agreement, either (i) sell or purchase the incomplete Film, in cash, for fair market value, as reasonably determined by the Manager, or (ii) arrange for additional financing, thereby proportionately diluting the original investors' ownership, or (iii) wait until such time a reasonable commercial transaction can be affected with respect to the disposition of the Film.

OWNERSHIP; ALLOCATION OF TAX ITEMS; AND CASH DISTRIBUTIONS

The Company, and the relative rights and obligations of its shareholders, are governed by the Company's Operating Agreement. The Manager has received 2000 common shares of the Company's common limited liability company interests (the "Common Shares") in its capacity as sole Member prior to the offering. Throughout this document, its capacity as the sole holder of Common Shares of the Company, the Manager will sometimes be referred to as the "Common Shareholder." The Common Shareholder has made a nominal initial capital contribution in exchange for its Common Shares.

Investors' cash investment in the Company (subject to the minimum aggregate investment requirements) will be made in the form of capital contributions to the Company, in the amount of $50.00 per Class A Share. Investors will receive Class A Shares in exchange for their investment. The Class A Shares will entitle the investor to receive allocations of Net Profit and Net Loss of the Company, and distributions of Distributable Cash (as each of those terms are defined in the Operating Agreement), in the proportions as summarized below and as specifically provided in the Operating Agreement. The Common Shareholder and the Class A Shareholders will be referred to collectively as the Members. The Company will maintain on behalf of each Member a capital account, in accordance with the terms of the Operating Agreement and the federal income tax laws and regulations.

Assuming that the offering is subscribed in full, after the offering, the Manager will own Common Shares of the Company, and the investors will collectively own Class A Shares.

Ownership, allocations of tax items (such as loss and gain), and distributions of Distributable Cash (summarized below) shall be conducted in accordance with the terms of the Operating Agreement. Capitalized terms used in this section that are not otherwise defined in this Offering Circular should be construed to have the meanings ascribed to them in the Operating Agreement.

Ownership; Class A Shares. The ownership of this Company shall be in the form of two classes of limited liability company interests ("Shares"): Common Shares and Class A Shares. The Company is authorized to issue 4,000 total Shares, comprised of 2,000 Common Shares and 2,000 Class A Shares. Only Class A Shares are being offered in this offering; no further issuances of Common Shares will be made as further described in the Operating Agreement.

At the end of any given fiscal year during which the Company is in operation, the Company will make allocations of all items of the Company's income, gain, loss, or deduction (via a "Schedule K-1," on Internal Revenue Service Form 1065), and distributions of Distributable Cash, to its Members, in accordance with the terms of the Operating Agreement, and as summarized below.

1. Allocations of Net Loss or Net Profit. At the end of each fiscal year during which the Company has operated, the Company will allocate (via Schedule K-1) the Company's Net Loss or Net Profit (as those terms are defined in the Operating Agreement), as follows:

    A. The Class A Shareholders are entitled to a "Priority Return" equal to the amount of their original investment. Until the Class A Priority Return (as defined in the Operating Agreement) has been fulfilled, all allocations of Net Loss and Net Profit of the Company will be made 100% to the Class A Shareholders pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings.

    B. Once the Class A Priority Return has been fulfilled, all allocations of Net Loss and Net Profit of the Company will be allocated 50% to the Common Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).

2. Distributions of Distributable Cash. In the event that the Company has produced a Net Profit in any given fiscal year during which the Company has operated, then at the end of such fiscal year, the Manager will calculate the Distributable Cash of the Company. If the Manager determines, in its sole discretion, that it will distribute any Distributable Cash, then such Distributable Cash will be distributed as follows:

    A. Until the Class A Priority Return (as defined in the Operating Agreement) been fulfilled, all distributions of Distributable Cash will be made 100% to the Class A Shareholders, pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings. NOTE THAT THE COMPANY IS NOT OBLIGATED TO MAKE A DISTRIBUTION OF DISTRIBUTABLE CASH TO MEMBERS, EXCEPT AS SUMMARIZED BELOW. The Manager may decide to retain Distributable Cash in its sole discretion, as working capital to fund continuing operations or to make capital expenditures. However, the Company and Manager will be obligated to make a minimum distribution of Distributable Cash to the Members in any given year in which the Company has produced a Net Profit, in an amount not less than each Member's respective tax liability attributable to each such Member's allocated share of the Net Profit.

B. B. Once the Class A Priority Return has been fulfilled, all allocations of Net Loss and Net Profit of the Company will be allocated 50% to the Common Shareholder, and 50% to the Class A Shareholders (pro-rata in proportion to each such Class A Shareholder's respective Class A Share holdings).

For example, if the Class A Shareholders have collectively invested $100,000 of capital in the Company, the Company made a Net Profit in the first year of $100,000, and the Manager determined that there was $100,000 of Distributable Cash, then first $100,000 of Net Profit would be allocated to the Class A Shareholders, and the first $100,000 of Distributable Cash would be distributed to the Class A Shareholders (pro-rata amongst the class); once the Class A Priority Return was met, every dollar of Net Profit and Distributable Cash would be allocated and distributed, respectively, 50% to the Common Shareholder and 50% to the Class A Shareholders (pro-rata amongst the class). **PLEASE NOTE THAT THE FOREGOING IS JUST AN EXAMPLE OF A POTENTIAL SCENARIO; NOTHING IN THIS EXAMPLE SHOULD BE CONSTRUED TO PREDICT OR PROMISE AN ACTUAL RESULT. THE COMPANY EXPECTS TO INCUR OPERATING LOSSES IN AT LEAST ITS FIRST YEAR OF OPERATIONS, AND POSSIBLY BEYOND.**

RISK FACTORS

The purchase of the Class A Shares involves a high degree of risk and no prospective investor should purchase any Class A Shares unless he can afford to lose his entire investment in the Company. Each prospective investor should carefully consider the following risk factors, in addition to any other risks associated with this investment, and should consult with his own legal and financial advisors.

Cautionary Statements. The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of Manager or the Company, please be advised that Manager's and the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company and Manager in forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, adverse economic conditions, intense competition, cost overruns in developing, producing, and marketing the Film, unavailability of qualified talent for the Film, loss of talent previously committed or interested in the Film, absence of qualified third party distributors or licensees, conflicts of interest in Manager's management of the Company, lack of customer acceptance of the Film, inability to acquire quality literary properties, programs, or rights to participate in quality programs, termination of contracts, government regulation, inadequate capital, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key officers, losses incurred from the Film, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in the Offering Circular, including those set forth under "RISK FACTORS" in the Offering Circular.

No Operating History - New Business. The Company has recently been formed to develop, acquire, finance produce, and sell or distribute the Film. Neither the Company nor the Manager have any earnings or gross revenues to date; and given the nature of their structure and purpose, would not have any revenues prior to the Film being exploited. Upon inception, the Company has no assets or working capital. There is no assurance that the Company will be profitable or will earn revenues. There is no assurance that the Company will earn any revenue from its planned exploitation of the Film.

Speculative Business. The entertainment industry is extremely competitive and the commercial success of any motion picture is often dependent on factors beyond the control of Company or the Manager, including but not limited to audience preference and exhibitor acceptance. There is no assurance that the Film will be acquired, produced, or distributed. The Company, Manager or their designees may not be able to engage or retain qualified talent for the Film, including actors, directors, film editors and other production personnel. The Company may experience substantial cost overruns in developing, producing, and marketing the Film and may not have sufficient capital to successfully complete the Film. Competent distributors or other personnel may not be available to assist the Company in its financing and marketing efforts for the Film. The Company may not be able to sell or license the Film because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors, and audiences. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business in the entertainment industry, or which are unforeseen, including but not limited to copyright infringement, product liability, and employment liability. There is no assurance that the Class A Shareholders will not lose their entire investment in the Company.

Sale of the Film. the Film may never be sold to a distributor. There is no assurance that any exhibitor or distributor will ever acquire or license the Film, or that the Film will earn any revenues.

Absence of Immediate Revenues. The Company anticipates that it will incur substantial operating losses relating to the production and marketing of the Film until the Company is able to generate adequate revenues from the sale of the Film, of which there can be no assurance. There can be no assurance that a Shareholder will realize any return on his investment or that such Shareholder will not lose his entire investment.

Risks of Motion Picture Production. The production of motion pictures involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company or Manager (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the Film itself, or bad weather). Accordingly, the Company may require funds in excess of the Film's anticipated budget in order to complete production. Although the Manager will seek to obtain favorable production contract terms and conditions to protect the Company against some of these risks, the Company does not plan to obtain completion bonds. Accordingly, investors will bear the entire risk that the Film does not have sufficient funding to complete production.

Absence of Any Distribution Contracts. There is no assurance that the Company will be successful in securing one or more distributors to distribute Film if it is completed. Furthermore, even if a distributor distributes the Film, there is no assurance that the Film will be an economic success, even if it is successful critically or artistically. While it is the intent of the Manager that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will ultimately be advantageous to the Company. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. Depending on the distribution contract, there can be no assurance that the distributor will not limit the Film's run, limit the territories in which the Film is exhibited or otherwise fail to actively promote the Film. Any such action by the distributor could have a material adverse effect on the economic success of the Film and revenues received by the Company. There can be no assurance of ancillary or foreign sales of the Film. In any event, any net profits from the Film cannot be realized, if at all, until many months after the Company's expenditure for the Film. The Manager may attempt to retain a sales agent to sell the foreign rights to the Film. No assurance can be given that the Manager will actually be able to obtain a sales agent, that a sales agent, if obtained, would be able to sell any rights to the Film, or that if such rights are sold they will be on terms advantageous to the Company.

Domestic Market Place: Film Festivals. Investors should particularly note the absence of a domestic distribution agreement. At this time, the United States domestic distribution business is substantially dominated by large studio distributors (e.g., Fox, Warner Bros., and Disney) and their affiliates (e.g., Fox Searchlight, New Line Pictures, and Miramax). Motion pictures with budgets under $5,000,000, with no major acting elements attached to them, are increasingly being released directly to cable and/or DVD, and receive little or no theatrical support. A limited theatrical release or no theatrical release at all, may have a materially adverse effect on the return for the Film in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact the Film's potential sale. At the budget range estimated for the Film (i.e. low budget film), the Company will be dependent on the reactions of its investors, film critics, and festival audiences. In recent years, the ability to obtain domestic theatrical distribution for films in these budget ranges has been dependant on success at specialized art film festivals, such as the Sundance Film Festival, the Toronto Film Festival and Du Val. The number of films applying for festivals has increased dramatically in recent years. Of those applying, few are actually accepted and screened. Moreover, even if the Film is screened, there can be no assurance the Film will obtain a domestic distributor. If the Film is not admitted and screened at festivals, this could have a serious impact on the ability to obtain a distributors and distribution for the Film.

Risks of Motion Picture Distribution. If a third party distributor is obtained for the Film, the success of such distribution will depend on a number of factors over which the Manager and Company will have little or no control. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the Film will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Film's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. There can be no assurance that a distributor will not limit the Film's run, limit the territories in which the Film is exhibited or otherwise fail to promote the Film actively. Any such action by the distributor could have a material adverse effect on the economic success of the Film and revenues received by the Company. In the event that the Film is distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds.

Exposure to Worldwide Economic Conditions. It is intended that the Film will be sold to foreign and domestic distributors for exhibition in their respective territories. Consequently, the value of the Film' rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributor's territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may have a material adverse impact on the Company. Investors should note that economic disruptions in Germany, Southeast Asia and Eastern Europe may impact the prospect for revenues in such territories. Even if distribution agreements are obtained for certain territories, economic changes in any territory could affect the ability to complete any transaction.

Pre-Sale Agreements: Sale of Territorial Distribution Rights: Limited Availability of Proceeds From Exploitation of Films In Territories Where Pre-Sales Have Been Made to Raise Production Financing. The Company may obtain a portion of the production financing for the Film by some combination of joint ventures or the pre-sale of rights for the exploitation of the Film in one or more territories. Manager has the right to sell at any time on behalf of the Company, including prior to the production of such Film, the distribution rights to such Film in any territory which it, in its sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available to the Company. Instead, only the additional amounts which such a distributor would remit to the Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the Company. The pre-sale of the right to exploit the Film in certain territories will ultimately dilute the market potential for the Film.

Additional Financing for the Film. If the budget for the Film is greater than the amount raised by the Company, the Company may seek outside funding to finance the remainder of the budget. There can be no assurance that such outside funding will be available or if available that such funding will be on terms that are not disadvantageous to the Company. In order to obtain such outside funding, the Company may have to subordinate its interests or assign gross revenue and net profits interests in the Film to such outside sources.

Development Costs. The Company intends, consistent with the standards set by the Financial Accounting Standards Board, including Statement of Financial Accounting Standards ("SFAS") No. 53, to write off the costs of the development of the Film if abandoned or, even if not abandoned, if the Film has not been set for principal photography within two years of the close of the offering. In the event the Company is unable to produce the Film for which development costs have been incurred, it would incur a significant write-down with respect to the development costs of such projects, which, in turn, will negatively affect the money available to be returned to investors.

Film and Terms. Manager has the sole power and authority to determine the terms and conditions of its participation in the Film, including but not limited to the amount of the Company's investment, whether the investment will be in the form of equity or a loan, the terms of any debt financing made available by the Company for the Film, including its priority and whether or not it is secured, the size and priority of the Company's net profit interest in the Film, if any, the nature of Manager's financial and managerial participation in the Film, and other aspects of the Company's participation. As the Manager of the Company, Manager also has the right to determine the nature of the Company's participation in the Film, such as whether the Company will participate and finance the Film as a producer, distributor, passive investor or other combination of roles or assign the right to any of these to another party. Manager will have significant conflicts of interest as the Manager to the extent that it originates the Film and also participates in the Film as a contractual party. As the Manager of the Company, Manager will also negotiate, or assign this responsibility, all third party contracts on behalf of the Company. Prospective investors must rely on Manager and its management for the operation of the Company. Manager has broad discretion to manage the Company and apply the gross proceeds of the offering of the Class A Shares to exploiting the Film.

Offering Price. The offering price of the Class A Shares has been determined by the Manager, and bears no relationship to the Company's assets, book value, potential earnings, net worth or any other recognized criteria of value.

Deferrals. Manager may arrange for services to be provided to the Company for the production and distribution of the Film for which reduced or no compensation will be initially required, it being understood that the provider of such services may be compensated by the Company for the value of such services from the proceeds of the offering or with an equity interest in the Film. The value of such deferrals will be negotiated and documented by Manager prior to the provision of such services to the Company.

Competition. The entertainment industry is characterized by intense competition. The Company will be subject to competition from other producers and distributors including major studios, many of which have greater financial resources and management experience and expertise than Manager and the Company. All aspects of the motion picture industry are highly competitive. The Company faces competition from "major" studios and other independent motion picture companies and television production companies not only in attracting creative, business and technical personnel for the production of the Film, but also in distributing the Film. Virtually all of these competitors have substantially greater experience, assets, and financial and other resources than Manager and the Company, and have worldwide distribution organizations in place. The Film will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, virtual reality entertainment and other entertainment. There is no assurance that the Company will be able to provide a return to investors; and it is possible that investors will lose their entire investment.

Financial Projections. Financial projections concerning the estimated operating results of the Company may be included with the Offering Circular. The projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions which may be beyond the control of Manager or the Company, such as general industry conditions. The Company may experience unanticipated costs, or the anticipated sale may not materialize, resulting in lower revenue than forecasted. There is no assurance that the results illustrated in any financial projections will in fact be realized by the Company. The financial projections would be prepared by management of Manager and have not been examined or compiled by independent certified public accountants. Accordingly, neither the independent certified public accountants nor counsel to the Company are providing any level of assurance on them.

No Assurance That Company Will Repurchase Class A Shares. There is no assurance that the Company will repurchase any or all of the Class A Shares.

Absence of Public Market. There is no public market for the Class A Shares. The Class A Shares may not be sold or otherwise transferred. There are no registration rights associated with the Class A Shares. Consequently, the investors may not be able to liquidate their investment in the Company if such liquidation should become necessary or desired.

Liabilities. The Company may have liabilities to affiliated or unaffiliated lenders. These liabilities would represent fixed costs which would be required to be paid regardless of the level of business or profitability experienced by the Company. The absence or unexpected reduction in net cash flow or unanticipated increases in operating expenses could cause a default under such debts. There is no assurance that the Company will be able to pay all of its liabilities.

No Assurance of Profit. There is no assurance as to whether or the Company will be profitable or earn revenues, or whether the Company will be able to return any investment funds, to make cash distributions, or to meet its operating expenses and debt service.

Minimum Capitalization. This is an all or none offering. If the Company does not raise the $100,000 within the stated offering period, the funds collected from prospective investors in the Company shall be released from the impound account and returned, with interest, less any administrative expenses (e.g., impound fees).

No Cash Compensation to Management, Affiliates, and IS. No cash compensation will be paid by the Company to its Manager or any of its affiliates, including IS. IS will be engaged to assist with the Film's technology, marketing, and production related requirements, but will not earn cash compensation for such services. Manager believes that any compensation paid to any of its affiliates, including IS, should come from Manager's share, in its capacity as a holder of Common Shares, of the Net Profits and Distributable Cash of the Company (as defined in the Operating Agreement) which are allocated and distributed to the Manager as described in the "Ownership; Allocation Of Tax Items; and Cash Distributions" section of the Operating Agreement.

Conflicts of Interest. The relationship of Manager to the Company and affiliates, including IS, may create conflicts of interest. Management has participated in and may continue to participate in other entities which engage in activities similar to those of the Company. Some members of Manager's management may allocate management time and resources to prior or future projects, to the possible detriment of the Company. The management of Manager may from time to time form new entities and engage in other businesses in the future. Other businesses owned and managed by the Manager may be in competition with the Company. The Manager believes that it will have the resources necessary to fulfill its management obligations to all entities for which it is responsible.

Risk of Dilution of Ownership in Film. Manager has the right, but not the obligation, to raise additional capital or incur borrowings from third parties to finance the production or marketing of the Film, as the case may be. Manager may convey gross revenue interests in the Company's Film to third party distributors in consideration for their marketing services and their agreement to bear certain marketing costs, and a net profits interest in the Film to co-producers for their production services. The Company is subject to the risk of experiencing additional dilution of its ownership in the Film pursuant to separate agreements that it may enter into from time to time for the production, sale, distribution, marketing and licensing of the Film, including agreements with the management of Manager or its affiliates.

Management Reimbursement. The Manager will be reimbursed for the overhead expenses it incurs in managing the Company's operations, as well as the organization and offering costs incurred by it on behalf of the Company.

Risk of Cost Overruns. The Company may incur substantial cost overruns in the development, production, and distribution of the Film. The Manager and the management of Manager are not responsible for cost overruns incurred in the Company's business and are not obligated to contribute capital to the Company. Unanticipated costs may force the Company to substantially dilute its ownership in the Film by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Film if it is unable to obtain the additional funds necessary to complete the production and marketing of the Film. There is no assurance that the Company will be able to obtain sufficient capital to successfully implement its business plan. If a greater investment is required in the Film because of cost overruns, the probability of earning a profit or a return of the Class A Shareholders' investment in the Company is diminished.

Reliance on Manager and Manager Management. Under the Company's Operating Agreement, the Manager is given the exclusive authority to manage the Company's business. Class A Shareholders must be willing to entrust all aspects of the Company's business to the Manager and its officers. The Manager's officers will have voting rights under the Operating Agreement in proportion to their relative Capital Contributions to the Company. No other shareholders will have voting rights. The Company will be largely dependent upon Jay T Schwartz, George Brumder, and Julie Chase for the direction, management, and daily supervision of the Company's operations.

Resources of Management. The Manager has a limited and illiquid net worth, consequently, it is not anticipated that the Manager or its affiliates will have the financial resources or the liquidity to provide funds to the Company in the event that the Company needs additional working capital. Furthermore, the Manager does not have any obligation to make loans or provide capital to the Company.

Operations - Possible Liens. If the Company fails to pay for materials and services for the Film on a timely basis, the Company's assets could be subject to materialmen's and workmen's liens. The Manager is not responsible for the financial condition or performance of any co-producer or third party distributor of the Film or any other unaffiliated vendors. The Company may also be subject to bank liens in the event that they default on loans from banks, if any.

Possible Inadequacy of Company Funds. The Company will have limited capital available to it; such capital will be limited to the amount that the Company raises from this offering. If the Company's entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then the Manager may cause the Company to sell all or a portion of its interest in the Film, if possible. Further, a shortage of funds may prevent or delay the Company from completing the production and distribution of the Film. There is no assurance that the Company will have adequate capital to conduct its business.

Limited Transferability of Class A Shares. There will be no market for the resale of Class A Shares. In addition, significant restrictions have been placed on the transferability of Class A Shares; and the Class A Shareholders will have no ability to present their Class A Shares to the Manager for repurchase. Class A Shares should be purchased only by persons with the financial ability to acquire and hold the Class A Shares as a long-term investment.

Indemnification of Manager. The Company's Operating Agreement provides that the Company will, within the limits of capital contributions and retained assets, hold the Manager harmless against certain claims arising from Company activities, other than losses or damages incurred by it as a result of its gross negligence, fraud or bad faith. If the Company were called upon to perform under its indemnification agreement, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the Film, or for distributions to the shareholders, if any.

Rights of Manager Under Operating Agreement. The consent of the Manager is required in many instances under the Company's Operating Agreement, including amendments to the Operating Agreement. In such instances, a conflict of interest may arise between the Manager and the Class A Shareholders. Furthermore, the Manager has the right to cause the Company to sell, pledge or otherwise dispose of all or any Company assets, to cause the Company to incur borrowings, and to effect a merger or reorganization of the Company without the consent of the Class A Shareholders.

Federal Income Tax Risks. An investment in Class A Shares involves tax risks. Each prospective Shareholder is urged to consult his own tax advisor with respect to the complex federal, state and local tax consequences of investing in the Class A Shares. Because the Company will file its federal and state income tax returns as a pass-through" entity, there is the risk of allocations of taxable income without corresponding cash distributions from the Company to cover the income tax liability resulting from the allocation (i.e. phantom income). The taxation of the Company and the shareholders depends upon whether the Company is treated for federal income tax purposes as a limited liability company (i.e. a partnership for tax purposes) or as an association taxable as a corporation. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel that it will be treated as a limited liability company for federal income tax purposes. It is possible that the status of the Company as a limited liability company could be challenged by the IRS. If the Company is treated for federal income tax purposes as an association taxable as a corporation rather than as a limited liability company, the Company would be required to pay federal income tax on its income and the Company's deductions and credits would not be passed through to its shareholders, Furthermore, the shareholders would be taxed on any distributions they might receive in substantially the same manner that corporations and their shareholders are taxed on dividends. The information returns filed annually by the Company for federal income tax purposes may be audited by the IRS. An audit could result in adjustments to various Company tax items, which may increase the likelihood of an audit of the income tax returns of the shareholders. The tax aspects of this investment cannot be predicted with certainty in part because certain provisions of the Internal Revenue Code may in the future be amended or interpreted in a manner adverse to the Company

No Assurance of Cash Distributions, There is no assurance as to when or whether cash will be available for distribution to the shareholders. The Manager is responsible for paying direct and any indirect expenses incurred by the Company to all third parties, but not affiliates of Company (including IS). The costs of making and marketing the Film must be paid before any cash distributions are made by the Company. The Company must pay these expenses, as well as operating expenses and other costs, prior to distributing Distributable Cash (as defined in the Operating Agreement) to the shareholders. Even if cash distributions are made, the Company may not be profitable. The Manager in its discretion may cause the Company to retain funds for working capital purposes.

Status of Limited Liability. By purchasing Class A Shares, a Shareholder will become a Member of the Company (as defined in the Operating Agreement). As a Member, a Class A Shareholder's personal liability for obligations of the Company will generally be limited to the amount of his Capital Contribution and his rights to the undistributed income of the Company. While the Washington Limited Liability Company Act provides for the limited liability of members, the statute applies in Washington. As a result, there may be uncertainty as to whether the exercise of these rights under certain circumstances could cause the Class A Shareholders to lose their limited liability under other applicable state laws, although the Company believes that the limited liability status will apply to residents of all states.

BUSINESS

General. The Company plans to engage in the business of developing, financing, producing, and marketing the Film with Manager, and with other third parties and affiliated entertainment companies, specifically IS. The Company anticipates that the Film will be developed primarily for sale, but potentially for theatrical, DVD, and television release in the United States and in foreign markets.

The Company plans to participate with the Manager primarily in the following areas: (1) financing, (2) production, and (3) marketing or sale of the Film. Company plans to develop and produce the Film within a budget of $100,000. Manager, in collaboration with IS, has selected the Film script for its potentially wide audience appeal commercial viability. The Company has been formed specifically to produce and market the Film and therefore has no operating history. There is no assurance that Manager or the Company will successfully implement their business plans or strategies.

Detour

Synopsis: Plagued by egomaniacal directors, actors, and producers that hold all the leverage, the entertainment industry is in a crisis. Kevin Dumain couldn't be happier.

Dumain, the insanely self-centered agent, has it all. His contact information is in every sidekick that matters, and even some those that don't. In "the business", if you're represented by Kevin, then, you get the roles, you're face adorns the billboards, and you both make big money. Kevin never met an up-and-coming "A-lister" he didn't like, until now...

As a cost cutting measure at its studios, Deficit Productions has developed the perfect actor, Take Too ("TT"). TT is a robotic actor who can play a man or a woman, work 24 hours a day, doesn't get a paycheck, doesn't do drugs or have sex, and since its data bank contains the content of every human emotion, in any circumstance, can play any part without direction. TT was designed to revolutionize the entertainment industry, saving money and melting egos along the way. Success would bring flawless, unlimited entertainment to all ... and spell ruin for Kevin Dumain and his lofty list of clients.

Detour is the story of how the most well known agent and the most perfect actor ever engage in a hilarious, high stakes battle for the hearts, minds, and money of the public.

The Author: **Lisa Gordon** received her Bachelor's degree in English from Columbia University and after completing her MFA at the University of Virginia, moved to Seattle. While working as a production director at Due Films, Lisa wrote "Detour".

Lisa got her start in the entertainment business by writing comedy for nationally syndicated and New York radio shows. She has written comedy for a wide range of radio shows and personalities, mostly in morning "zoo" vein.

Lisa has entered scripts and has placed in some of the largest film festivals in the US, including the Austin Film Festival, Slamdance Film Festival, and New York Independent Film Festival.

IndieShares

Summary: IS, an affiliate of Company, will provide technology and associated film productions services to Company, such as:

Web development and hosting services
Marketing and advertising
Physical production management services

IS will facilitate involving the investors in a virtual filmmaking experience. At the Company's web site, investors are brought virtually into the filmmaking process by receiving live feeds from the set, conducting chat sessions with actors and crew members, receiving ownership certificates, and having access to video and audio outtakes, selected dailies, and trailers all available for podcast download or in VCD/DVD writable format (e.g., MPEG2, avi, mov, wmv, and qtw). This process will give investors the ability to recreate and share their investment and filmmaking experiences with others.

Overview of Motion Picture Industry

The motion picture industry is a highly complex and competitive business involving both creative and commercial considerations with substantial risks. The industry consists of two principal activities: production, which involves the development, financing and production of motion pictures, and distribution, which involves the promotion and exploitation of completed motion pictures in a variety of media. Each entity involved in motion picture production and distribution is a separate business venture, with its own management and personnel, its own budgetary constraints, and its own method of producing or exploiting motion pictures. The motion picture industry has been and continues to be dominated by the "major" motion picture studios: Paramount Pictures, Warner Bros. (which includes New Line Pictures), Universal Pictures, Sony Pictures Entertainment (which includes both Columbia Pictures and Tri-Star Pictures), MGM-UA, Twentieth Century Fox and the Walt Disney Company (which includes Miramax). These major studios are large diversified entertainment concerns or subsidiaries of diversified corporations which have strong relationships with creative talent, exhibitors, and others involved in the entertainment industry, and whose non-motion picture operations provide stable sources of earnings that offset variations in the financial performance for their motion picture operations. The production of a motion picture traditionally takes place in four stages: development and finance, pre-production, principal photography and post-production. The following general description is intended to provide a basic overview of the industry to aid a potential investor in evaluating the merits and risks of investing in the Company.

Production

General. The business of acquiring, developing, producing and distributing movies involves several stages. Entertainment companies evaluate screenplays and programming ideas on an ongoing basis. Depending on the proposed budget for a project and the availability of financing, a company will either (i) acquire the property and proceed to develop, produce and distribute it on its own, or (ii) option the property for a nominal fee and sell or license it to a studio, distributor or larger production company, potentially earning fees and profits depending on its level of involvement, or (iii) elect to act solely as a producer or distributor for the project, earning fees in that capacity. After evaluating properties and selecting those in which to be involved, entertainment companies work with screenwriters to finalize scripts and screenplays, determine budgets for the projects, identify the methods and sources for financing, package the projects by assembling the talent, including actors, directors, editors and various production subcontractors, oversee the day-to-day filming and editing of the projects, and identify and negotiate with potential distributors, or market the products directly to exhibitors.

Early Stage Development. Early stage development involves the acquisition of pitches, ideas, articles, stories and scripts that are entertaining and commercially viable. These properties are then put into development. Writers are hired, screen stories are worked out and refined, and screenplays are either written or rewritten. When the screenplay has evolved sufficiently to the point where it is ready for pre-production, the project is packaged with talent and the presale process commences.

Development and Finance. Typically in the development stage, a producer will acquire the motion picture rights, or an option on such rights, to a literary property. If that property is not in script form, the producer will engage a writer to draft a screenplay of sufficient detail to present to directors, actors and financiers who may be interested in participating in the picture. At this point, if not already arranged, the producer must secure financing for the picture. Sources of financing include the major film studios, private investors, publicly or privately raised pools of film investment capital, pre-sales of ancillary rights, and guarantees for United States theatrical distribution rights.

Traditionally, most feature length motion pictures have been financed by the major motion picture distribution companies which advance the entire cost of production of a picture and which recoup that cost, if at all, from the revenues generated by that company's distribution of the picture in all media. Although this traditional method of motion picture financing through "studio production" continues to exist, an alternative for smaller production companies is financing obtained either from private investors, from the "pre-sale" of distribution rights or through some combination of financing from both private investors and pre-sales. Pre-selling distribution rights enables a producer to receive an advance payment for licensing the right to exhibit or otherwise exploit a picture in one or more media in one or more territories, prior to the release of the picture. For example, a pre-sale might be made for the domestic territory (the United States and Canada) and a separate pre-sale might be made for all other foreign territories as a group or the foreign territories might be pre-sold on either a country-by-country basis or in various groups. The various media to which film rights may be pre-sold include theatrical exhibition, pay television exhibition, United States and Canadian network syndication exhibition, foreign television exhibition, non-theatrical exhibition (e.g., exhibition in airlines, armed forces bases and education institutions), and DVDs.

Occasionally, a portion of the pre-sale advance may be paid upon execution of a pre-sale agreement or during production of the picture. More commonly, the entire advance is payable, sometimes in a series of installments, upon or following the delivery of the completed picture. In the latter case, the producer may attempt to assign its right to receive payment under a pre-sale agreement to a bank as security for a loan to be used in financing the picture. Institutional production financing is, however, generally difficult to obtain for smaller production companies.

A producer's ability to enter into advantageous pre-sale agreements depends upon many factors, including the quality of the screenplay, the director and the key actors of the picture. The producer's decision to attempt to obtain pre-sale agreements also depends on many factors, including the availability of alternative financing, the risk profile of his investor group, and the producer's expectations as to the success of the picture.

Under pre-selling arrangements, the distributors would provide financing in consideration for distribution rights in certain geographic areas, or would make payment commitments under the distribution agreements which could be pledged to financial institutions as collateral for loans to pay production costs. Entertainment companies may also enter into joint ventures with other industry partners to finance the development and production of projects, pursuant to which they would have a net profits interest and could earn additional compensation depending on the services provided by it. Actors and other talent for the Film may perform services in exchange for deferred compensation payable from the first gross revenues earned by the Film.

Manager has the right, but not the obligation, to raise additional equity capital or incur debt to further finance or capitalize the production or distribution of the Film. Manager and the Company do not expect that they will provide deficit financing for the Film, whereby either or both of them would provide funds equal to the difference between the Film's production costs and the fees received from pre-selling the Film in the United States. It is anticipated that this offering will provide all of the funds necessary for pre-production, principal photography, post production, and marketing, but not distribution, for the Film. However, there is no assurance that Manager or the Company will have adequate capital or financing for the Film. See "RISK FACTORS."

Pre-Production. If, through prospective audience analysis, it is determined that a screenplay has the potential for a commercial motion picture, the pre-production phase will commence. Through a competitive sourcing process, several production companies will provide detailed budgets and these figures will be used as a component in determining the offering amount for funding of the Film. If the offering is successful, the Manager will then decide which production company will produce the Film. The selected company will be contractually responsible for hiring key personnel (including the director, principal cast, and production personnel), determining production locations and shooting schedules, creating a "story board" for the screenplay, revising the screenplay, and refining the budget. The production company will only undertake these costly activities if the Film offering is successful and the Film is funded.

Principal Photography. Principal photography is the contractual responsibility of the production company and consists of the actual filming of a motion picture. During this phase bad weather at locations, the illness of a cast or crewmember, the failure to capture on film all of the elements suggested by the screenplay, disagreements with local authorities or labor unions and other problems may occur which may delay production and increase costs. Even if principal photography proceeds according to the schedule and budget, the daily footage may reveal that, for artistic or commercial reasons, some re-takes of scenes not provided for in the budget are desirable. Although a motion picture's budget typically has a reserve for contingencies, this reserve may be insufficient and insurance coverage, if any, may be inadequate to cover the additional costs of re-shooting. While most motion pictures reaching this stage are completed, it is nevertheless possible that funds in excess of the budgeted amount become necessary but are not available. Even if additional funds are available, a producer may decide to abandon a project for commercial or other reasons during principal photography.

Post-Production. During the post-production stage, the picture is edited, music and sound effects are synchronized with the motion picture, special effects are added, and the motion picture is brought to a completed form known as an "answer print." Problems may arise in the editing, it may become apparent that additional photography is needed, or costs may be greater than anticipated. Motion pictures reaching this stage, however, are generally completed.

Distribution

The management of Manager and the Company will employ their best efforts to sell the Film and all ancillary rights in all available markets. The Company will not raise distribution funds through the offering and anticipates selling the Film shortly after production has been completed. By using IS's technology and services to provide broad audience access to the production of the Film, the Company believes that the Film will be attractive to the existing distribution network, since the ultimate distributor will have an abundance of relevant market data from which to base their buying decision. If Manager or an affiliate is the distributor of the Film, the distribution agreement will have terms and conditions which are no less advantageous to the Company than would be offered by an unaffiliated third party distributor for the Film.

Domestic Theatrical Distribution. Theatrical distribution and marketing of motion pictures involves licensing the right to exhibit motion pictures on a rental basis to theaters, the creation and dissemination of advertising and publicity, accounting, billing, credit and collection, the manufacture, inspection and dissemination of prints used in exhibition, and the maintenance, delivery, storage, inspection and repair of such prints.

Generally, distributors and exhibitors (theater owners) will enter into agreements whereby the exhibitor retains a portion of the "gross box office receipts," which are the admissions paid at the box office. The balance (i.e., gross film rentals) is remitted to the distributor. Frequently, exhibitors and distributors must negotiate as to the appropriate percentage to be remitted to the distributor, which may delay payment of the gross film rental to the distributor.

The terms of agreements between producers and distributors vary widely depending upon the perceived potential of a film and the relative bargaining strength of the parties. Generally, the distributor is at risk for its distribution expenses and any guaranteed license payments made by it to the producers. Deals are generally structured so that the distributor retains a distribution fee based on a percentage of gross film rentals and recoups the costs incurred in distribution of the Film (including costs of prints, advertising and promotion, shipping and accounting). The balance of the gross film rentals goes to the producer, who divides it according to agreements with his financiers and others. Under certain types of distribution agreements, the producer is entitled to a percentage of gross film rentals at the same time as the distributor is recovering its distribution fees and costs.

Once a feature film is completed, the Company plans to sell, either directly or through a sales agent, all U.S. distribution rights as soon thereafter as practicable, although no assurance can be given that this will occur. If a domestic sale of theatrical rights can be accomplished, it may yield advantages to the Company. For example, a sale to a well-known U.S. studio or independent distributor may facilitate any remaining sales in foreign territories and may increase the value of the remaining foreign rights as many foreign distributors perceive that significant U.S. distribution of a feature film serves to advertise and promote the Film in their foreign territories. The viability of a domestic theatrical sale will depend on the quality of the Film's production value, as well as the perceived value of the package of cast, budget and genre. If the Company is unable to license the domestic rights to a major studio, it may seek to distribute through an independent distributor. If the Company is able to select among multiple proposals for domestic distribution arrangements, it may consider numerous factors, including but not limited to the amount of advance, if any, the distributor's reputation, the distributor's enthusiasm for the Film, the distributor's proposed marketing campaign, and the amount of print and advertising commitments. If the Company is required by circumstance to parcel out rights in domestic media to multiple distributors, it will seek to maximize the value of each right in the Film. If the Company is unable to secure a theatrical release for the Film, the Company may attempt to license DVD, television and other domestic rights to separate, specialized distributors. There is no assurance that separate licenses will be negotiated for DVD, cable or free television, or if any such agreements will be obtained.

Foreign Theatrical Distribution. Foreign theatrical distribution rights may be licensed along with domestic theatrical rights or may be licensed on a territory-by-territory basis. In the latter case, the owner of the Film usually receives an advance, or "minimum guarantee," against a negotiated percentage of gross film rentals from each territory. The owner generally does not receive any share of the foreign gross film rental until the foreign distributor's fees and expenses are recovered and the advance recouped.

The Company may attempt to pre-sell certain foreign distribution rights in the Film to reduce the potential risk, or may retain a sales agent to make such sales for it. A foreign pre-sale is a sale of foreign rights made to a foreign distributor at any time before the Film is completed. In the pre-sale market, foreign buyers typically calculate their purchase price based on the quality of the on screen talent, the marketability of the genre, the overall budget, and the producer's reputation. These buyers often make pricing decisions based on recognizable names of movie stars, genre, and budget, as well as whether the Film had obtained a commitment for a U.S. theatrical release. Accordingly, the Company's ability to obtain a U.S. theatrical release for the Film will have a material impact on the value of the Film in the foreign markets.

Because the Film will be incomplete at the time of a pre-sale and the quality for the finished product is therefore uncertain, a foreign buyer will typically purchase the Film for a lower price than such buyer would for a finished film. Nevertheless, a pre-sale contract, if obtained, guarantees that the Company will receive certain revenues and thus, the pre-sale mitigates some of the risk that the finished Film does not meet market expectations. The Company may attempt to pre-sell certain territories prior to the completion of post-production activities on the Film, or retain a sales agent to represent the Company in such sales. Prospective investors in the Company should note that the foreign distribution market for American films has been slow during the past few years, and there is no assurance that the foreign market will revive in the foreseeable future.

Foreign and Domestic Ancillary Markets. Due to the increase in revenues from cable/pay television, home DVD and other ancillary markets, domestic theatrical exhibition has accounted for a declining percentage of the income earned by the majority of films. Nevertheless, the box office performance of a picture is often critical to its value and success in all other markets.

Television. In the United States, broadcast rights are granted to networks such as NBC, ABC, CBS, or Fox for exhibition by all of the network's affiliates. Syndicated rights include rights granted to individual local television stations or groups of stations. Pay television rights include rights granted to cable, direct broadcast satellite, microwave and other services paid for by subscribers. The right to license a motion picture to the television markets may be granted to domestic or foreign theatrical distributors. Television rights are generally licensed first to pay television, such as HBO, Cinemax and Showtime, for an exclusive exhibition period approximately 12 to 18 months after a motion picture's initial theatrical release. Television rights then may be licensed to broadcast network television for a specified number of runs during an exclusive exhibition period, usually 24 to 36 months after the initial theatrical release. Television rights then may be licensed to pay television again, and finally syndicated to independent stations (approximately 42 to 84 months after the initial theatrical release). Not all films are suitable for network television exhibition due to subject matter, editing requirements and other factors. With the increasing market role of pay television, the number of films licensed for and fees generated from network television have decreased significantly in the last few years. Pay television revenues, in many cases, have more than made up for this decline, with substantial license fees based either on a fixed fee or per- subscriber basis. The number of television broadcasters in Europe is currently expanding.

Home Video/DVD. A motion picture typically becomes available on home DVD for purchase or rental by consumers approximately six months after its initial theatrical release; however, this window is beginning to close. Furthermore, with the advent of Netflix and self distribution models (e.g., IndieFlix), it is difficult to determine how the recent changes in the market will impact the Film. Since self distribution is now possible, more films are being produced, or at least distributed. This creates a more crowded marketplace, but also one in which Company could possibly distribute the Film in the event no distribution agreement were reached with a distributor.

Ancillary Markets. In addition to the distribution media and markets described above, the owner of a film usually licenses the right to non-theatrical uses to distributors who in turn make the Film available to airlines, hotels, schools, oil rigs, public libraries, prisons, community groups, the armed forces, ships at sea and others, as well as the right to license the performance of musical works and sound recordings embodied in a motion picture, including public performance and sheet music publication. Rights may be licensed to merchandisers for the manufacture of products such as video games, toys, T-shirts, posters and other merchandise. Rights may also be licensed for novelization of the screenplay and other related book publications. Alternative forms of filmed entertainment have become available, including expanded pay and basic cable television, video on demand, pay-per-view programming and home entertainment equipment, recognizing the most recent technological developments and shifting consumer tastes, it is not possible to predict what effect these changes will have on the potential overall revenue for feature-length motion pictures.

Cash Flow

In making a film, cash outflows occur well in advance of returns. This is due to the significant costs of producing and distributing a film and the fact that such costs are usually incurred at the initial phase of film production. Typically, investors cannot expect to receive a return on their investment prior to the elapse of approximately one year after the completion of the principal photography. Cash revenues are derived separately from each market in which the film has been released. The revenues from release of the film in the domestic theatrical market (if applicable) typically begin when the distribution contract is closed (the advance, if any, is paid at this time) and typically continue for approximately 18 months after the theatrical release of the film. Approximately 80% of the revenues, if any, are received within the first 12 months of release. For the home video market, revenues, if any, begin about six months after the theatrical release of the film and continue for up to 24 months.

The pay television market opens up approximately 12 months after domestic theatrical release and lasts about six months, with all cash revenues, if any, from this market occurring in that time period. The network television market follows the pay television market. Inflows from network television can last from the 25th month to the 60th month. Approximately 80% of the revenues, if any, are received between months 25 and 48, with the remaining 20% being collected over the last year. Traditionally, the final market to be exploited is worldwide television syndication which commences after the network television market. This market typically lasts between 61 and 96 months with approximately 70% of the revenues, if any, occurring between months 61 and 84. The above is a synopsis of revenue patterns based on industry standards in the various markets in which films are exhibited and no representation is made that the revenues for the Film, if any, will conform to the pattern discussed within.

Ancillary Rights. Soundtrack recordings, merchandising, and non-theatrical distribution and exploitation of other ancillary rights can provide additional income for the Company.

The management of Manager will attempt to generate revenues from all ancillary rights held by the Company.

Subsequent Productions. If the Film is extremely successful, opportunities may arise to license the right to make subsequent productions based on the Film. These subsequent productions may include sequels, remakes and/or television spin-offs. The management of Manager, in its sole discretion, will either cause the Company to participate in the production or exploitation of subsequent productions or license the right to make such subsequent productions.

Co-Productions and Joint Ventures. In a co-production, companies join forces to shoulder the financial costs of developing and producing a project. This can be extremely desirable in many cases, particularly where the budget and developmental costs of a project are too large for one company to comfortably bear. By partnering, both companies are able to participate in a larger, higher profile project with a higher upside and a downside that is mitigated. The other major benefit of a co-production is being able to take advantage of another company's relationships. It may not be possible, for instance, for one company to obtain a project financed on its own because it lacks access to the appropriate talent or buyers for that specific project. By partnering with a company that has the necessary access, however, the appropriate talent can be attached to the project, the necessary pre-sales can be finalized, and the project can be financed and produced.

Distribution Strategy. The Company intends to (i) contract to produce the Film with an established production company, and (2) either sell the entire Film (a "negative pick-up deal") or enter into a variety of distribution arrangements with one or a number of distributors. Film sales are generally driven by cast and genre. Because a domestic theatrical release has a major impact on foreign revenue, the Company will also endeavor to choose quality talent that will generate domestic interest in a theatrical release. Since quality talent can be expensive, and name actors often need hold money or pay or play deals, development money is a crucial element of successful packaging and successfully implementing this domestic strategy.

The distribution of films is accomplished by marketing them to exhibitors in trade shows and by other direct marketing methods. Foreign and domestic distribution rights for films are sold in organized film markets such as the American Film Market ('AFM"), MIFED, Cannes, MIPCOM and MIP Asia. At these markets, domestic and foreign distributors buy film rights to exhibit films in the 47 separate worldwide territories, including the United States and Canada. These distributors typically purchase such film rights from sales agents, or in some cases, from production companies.

Distribution agreements typically provide that the distributor will pay the print and advertising costs incurred in marketing a film, and will in return receive reimbursement of its costs from the first gross revenues earned by the film, as well as an interest in the gross revenues or net profits from the film. Manager, as the Manager of the Company, will determine the terms and conditions of distribution agreements entered into by the

Company. Although it is not anticipated at this point, Manager may enter into co-distribution arrangement. In addition, Manager may serve as the sole distributor for the Film. Any agreements between the Company and Manager will not be arms length agreements and conflicts of interest will arise by virtue of Manager's position as the Manager of the Company.

Film distributors who sub-license Film from the Company may give minimum guarantees for sales volumes and commit to pay a minimum amount regardless of actual sales. Foreign distributors often pay a fixed price up front and collect all gross revenues from the exhibition of a film in their territory for their own account. Full-length motion pictures can be distributed to television stations, cable television operators and home video sales and rental companies, as well as to airlines, hotels, schools, libraries and other potential licensees. Depending on the terms of particular production or distribution agreements, the Company may retain the right to participate in the exploitation of all of the ancillary rights relating to the Film, including the right to produce and distribute home videos, CD-ROM programs, interactive games, soundtracks and other applications based on the screenplay.

Market For Independent Productions. Generally, budgets for the independently financed features fall into the $250,000 to $10 million range versus $50 to $150 million for the big budget films. As with the movie industry in general, a substantial number of independently financed feature films are not commercially successful for a variety of reasons, including but not limited to lack of audience or exhibitor acceptance and insufficient capital. Furthermore, the Film expected to be financed by the Company is likely to have a more limited theatrical release than higher budget films, or a release for television. The gross revenue potential for motion pictures which have a more limited release without famous talent may be substantially less than for motion pictures that have a broad theatrical release. See 'RISK FACTORS."

The distribution of a film generally takes two to three years to run through all the markets in every territory, from theatrical to pay-per-view to home video, and then airlines, hotels network, cable and syndicated television. A film may be shown on numerous occasions at different times on various television stations. The timing of a television series, if any, based on the Film would depend on the availability of financing and the willingness of an exhibition to license and broadcast it. See RISK FACTORS."

Competition

The entertainment industry is intensely competitive. The competition comes from companies within the same business and companies in other entertainment media which create alternative forms of leisure entertainment. Manager and the Company compete with several "major" film studios (the Walt Disney Company, Paramount Pictures Corporation, Universal Pictures, Columbia Pictures, Tri- Star Pictures, Twentieth Century Fox, Warner Brothers, Inc. and MGM/UA) which are dominant in the motion picture industry, as well as numerous independent motion picture and television production companies, television networks and pay television systems. These companies compete for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel, and production financing. Many of the organizations with which Manager and the Company compete have significantly greater financial and other resources than does the Company and Manager.

There can be no assurance of the economic success of any entertainment project since the revenues derived from the production and distribution of motion pictures (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public, which cannot be predicted. The Film will compete for audience acceptance and exhibition outlets with motion pictures, television shows and other programs produced and distributed by other companies. As a result, the success of any film is dependent not only on the quality and acceptance of that particular film, but also on the acceptance of other competing films released into the marketplace at or near the same time.

The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative and competing forms of leisure time entertainment, including pay/cable television services and home entertainment equipment such as DVD, video games and computers. Such technological developments have also resulted in the creation of additional revenue sources through the licensing of rights with respect to such new media, and potentially could lead to future reductions in the costs of producing and distributing motion pictures. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

Government Regulation

In 1994, the United States was unable to reach agreement with its major international trading partners to include audiovisual works, such as television programs and motion pictures, under the terms of the General Agreement on Trade and Tariffs Treaty ("GATT"). The failure to include audiovisual works under GATT allows many countries (including members of the European Union, which consists of Belgium, Denmark, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Portugal and the United Kingdom) to continue enforcing quotas that restrict the amount of American programming which may be aired on television in such countries. The Council of Europe has adopted a directive requiring all member states of the European Union to enact laws specifying that broadcasters must reserve a majority of their transmission time (exclusive of news, sports, game shows and advertising) for European works. The directive does not itself constitute law, but must be implemented by appropriate legislation in each member country. In addition, France requires that original French programming constitute a required portion of all programming aired on French television. These quotas generally apply only to television programming and not to theatrical exhibition of motion pictures, but quotas on the theatrical exhibition of motion pictures could also be enacted in the future. There can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially and adversely affect the business of Manager and the Company by limiting their ability to fully exploit the Film internationally and, consequently, to further finance the Film, if necessary.

Distribution rights to motion pictures *are* granted legal protection under the copyright laws of the United States and most foreign countries. These laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works, subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended. Manager plans to take appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure, protect and maintain copyright protection for the Film under the laws of applicable jurisdictions, Management is aware of reports of extensive unauthorized misappropriation of DVD rights to motion pictures. Motion picture piracy is an industry-wide problem. The Motion Picture Association of America, an industry trade association (the "MPAA'), operates a piracy hotline and investigates all reports of such piracy. Depending upon the results of such investigations, appropriate legal action may be brought by the owner of the rights. Depending upon the extent of the piracy, the Federal Bureau of Investigation may assist in these investigations and related criminal prosecutions.

Motion picture piracy is an international as well as a domestic problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and the former Eastern bloc countries. In addition to the MPAA, the Motion Picture Export Association, the American Film Marketing Association and the American Film Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the United States government has publicly considered trade sanctions against specific countries which do not prevent copyright infringement of United States produced motion pictures. There can be no assurance that voluntary industry embargoes or United States government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the Company realizes from the international distribution of the Film depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the entertainment industry (including Manager and the Company) may continue to lose an indeterminate amount of revenues as a result of motion picture piracy.

The Code and Ratings Administration of the MPAA assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. The Company and Manager will follow the practice of submitting the motion pictures for such ratings.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of programs which may restrict in whole or in part theatrical or television exhibition in particular territories. Management's current policy is to produce the Film for which there will be no material restrictions on exhibition in any major territories or media. This policy often requires production of "cover" shots or different photography and recording of certain scenes for insertion in versions of a motion picture exhibited on television or theatrically in certain territories.

There can be no assurance that current and future restrictions on the content of the Film may not limit or affect Manager's and the Company's ability to exhibit them in certain territories and media.

Employees

The Company has no employees and does not expect to have any employees in the future. The Company was created to develop and produce the Film and therefore does not have an operating history. Furthermore, Company will not be involved in the production of any other films, and will therefore be wound down if and when a sale of the Film is completed or Manager otherwise elects to wind down Company. Manager does not maintain a substantial staff of creative or technical personnel. Management of Manager will contract for industry talent on an as-needed basis. Manager maintains a small core staff which management believes is sufficient to conduct Manager's current business activities, and the Company's initial business operations.

Property

Neither Manager nor the Company owns or operates sound stages or related production facilities, generally referred to as a studio", and do not have the fixed payroll, general and administrative and other expenses resulting from ownership and operation of a studio. Management believes that sufficient motion picture properties, creative and technical personnel (such as screenwriters, directors and performers), production and editing facilities and laboratories are available in the market at acceptable prices to enable Manager and the Company to develop the Film as they currently plan, at the level of commercial quality that they require.

CONFLICTS OF INTEREST

The Company is subject to certain conflicts of interest arising from its relationship with the Manager and its officers. The agreements and arrangements among the Company, the Manager, the Manager's officers, and certain third parties have been established by the Manager and are not the result of arm's-length negotiations. These conflicts include, but are not limited to, the following:

Manager's Other Activities

The Company and the Class A Shareholders will not have any ownership in the Manager. Furthermore, the Manager's officers and selected third parties, and affiliates, including IS, will have conflicts of interest in allocating management time, services, and functions between various existing and future films which it may organize, as well as other business ventures in which they are involved. The Manager's officers believe that they have sufficient resources to fully discharge their responsibilities to the Film's activities.

Determination and Receipt of Compensation

All third parties, but not affiliates of the Company, including IS, or the Manager, will be paid compensation and be reimbursed expenses incurred by them in connection with the offering of the Class A Shares and the production and sale of the Film. These third party compensation arrangements have been determined on the basis of arm's length negotiations between independent parties. The Manager believes that selected third parties' compensation arrangements will be comparable to other parties rendering similar services in the industry.

Competition with the Company

The Manager's officers may engage for their own account in other business ventures, including developing, producing and marketing full length motion pictures and other entertainment programming. The Manager's officers may therefore compete with the Company for audiences, talent, distributors, production personnel, literary properties, exhibitors, and other elements of the entertainment business. Neither the Company nor any Shareholder will be entitled to any interest in other business ventures engaged in by the Manager's officers.

Transactions with Affiliates _Manager's Discretion

The Manager will manage the day-to-day business of the Company and will participate in the development of the Film. A conflict of interest will arise by virtue of the Manager being the manager of the Company and a party to distribution, production, or other agreements for the Film with the Company or of other companies with which the Company is expected to conduct business. The Company may obtain loans from and engage in other transactions with third parties selected by the Manager pursuant to which the officers of the Manager may earn compensation, such as marketing, technology projects, and distribution arrangements. Such agreements with the Manager' officers would not be arms-length transactions. The Manager, in accordance with its fiduciary responsibilities to the Company, will cause such transactions to be on terms which are fair to the Company.

Independent Consultants

The Manager and the Company may utilize independent or affiliated consultants to assist with the production and marketing of the Film. A conflict of interest may arise with the consultants since the consultants are rendering advice and earning compensation from the Company. These consultants may also be performing services for other entertainment companies and may not be devoting their time exclusively to the Company's business. Any evaluations made of the Company, Manager or the Film by paid consultants should not be considered independent evaluations by disinterested parties.

Lack of Representation

Legal counsel for the Manager will not represent the Company or the Class A Shareholders. Each investor should accordingly consult with and rely on his own counsel regarding any investment in the Class A Shares. Should a dispute arise between the Company and the Class A Shareholders or the Manager, the Manager will cause the Company to retain separate counsel for such matters.

FIDUCIARY DUTY OF MANAGEMENT

The Manager is accountable to the Company as a fiduciary and consequently must exercise good faith and integrity in handling the Company's affairs. Where the question has arisen, courts have held that an investor may institute legal action: (i) on behalf of himself and all other similarly situated investors (a class action) to recover damages for a breach by a manager of the manager's fiduciary duty; or, (ii) on behalf of the company (a company derivative action) to recover damages from third parties. In addition, (i) investors may have the right, subject to procedural and jurisdictional requirements, to bring company class actions in courts to enforce their rights under federal securities laws; and, (ii) investors who have suffered losses in connection with the purchase of their interests may be able to recover for such losses from a manager where such losses resulted from the manager's violation of the anti-fraud provisions of the federal securities laws. Since the foregoing summary involves a rapidly developing and changing area of the law, investors who believe that a manager has breached its fiduciary duty should consult with their own counsel.

The Company must, upon request, give to any Shareholder or his legal representative, complete information concerning the Company's affairs, and each investor and his legal representative may inspect and receive a copy of the Company's books and records, via email upon ten (10) business days advanced written notice.

The Manager may not be liable to the Company or Class A Shareholders for errors in judgment or other acts or omissions not amounting to fraud, bad faith, or gross negligence, since the Operating Agreement provides for indemnification of the Manager under certain circumstances. Accordingly, purchasers of Class A Shares may have a more limited right of action than they would if such limitations were not contained in the Operating Agreement.

TO THE EXTENT THAT THE INDEMNIFICATION PROVISIONS PURPORT TO INCLUDE INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS CONTRARY TO PUBLIC POLICY AND THEREFORE UNENFORCEABLE.

MANAGEMENT

General

Detour Management, LLC is the Manager of the Company. The Manager will have the responsibility and authority for the day-to-day management of the Company and overseeing the acquisition, financing, and development of the Film.

Officers of the Manager

The following table sets forth certain information with respect to the Manager's officers on 07/03/06.

Name	Age	Position (within Manager of Company)
Jay T Schwartz	41	President
George R. Brumder	33	Vice President of Finance
Julie L. Chase	32	Vice President of Marketing

Jay T Schwartz | President

Jay T Schwartz is the president of the Manager that is responsible for the production of the Film. Mr. Schwartz is also the founder and president of IndieShares, LLC where he is responsible for developing and overseeing the strategic direction of the business. Mr. Schwartz has a long career in new business development, venture capital financing, and strategic sourcing (concentrating in financial and technology acquisitions) for Fortune 500 companies, including ADP, Intel, Nike and Washington Mutual. In 1994, Mr. Schwartz founded, and later sold, SlopeSide Brewing Company, which under his direction became the largest self-distributed brand in Illinois. Mr. Schwartz is also a retired Army Reserve officer, most recently having served as the Senior Defense Counsel in the Pacific Northwest.

Mr. Schwartz earned his B.A. degree from The State University of New York at Albany and his J.D. degree from The John Marshall Law School. He also studied at the

Northwest FilmCenter in Portland, Oregon, where he directed and produced three short films: *The Boxer Genius, Art of a Thief,* and *The Day Trader.*

George Brumder | Vice President, Finance

George Brumder is the vice president of finance of the Manager. He is responsible for all aspects of finance and accounting, including capital structure, project financials, statistical modeling, and data analysis. Mr. Brumder brings an extensive career in commercial finance, primarily in investment and commercial banking, and most recently in strategic corporate finance for a Fortune 100 company.

Mr. Brumder earned his B.S. degree from the University of Oregon and his M.B.A. degree from the Stern School of Business at New York University. While at Stern, Mr. Brumder served as Vice President of Finance for the Study Body and for the Technology and New Media Group.

Julie Chase | Vice President, Marketing

Julie Chase is the vice president of marketing of the Manager. She is responsible for developing and managing communications, advertising, marketing programs, media relations, graphic design and special events. Ms. Chase brings more than six years of marketing and press relations experience from consumer, high-technology, and legal industries. Prior to her marketing career, she worked for Japan's Ministry of Education.

Julie earned her B.A. degree from Lewis & Clark College in Portland, Oregon. She also attended Hokusei Gakuen University in Sapporo, Japan. Ms. Chase volunteers at the Youth Tutoring Program in Seattle.

Prior and Future Performance

Company has been specifically formed to produce the Film in accordance with the business decisions of the Manager. It is not foreseen that Company will have any other purpose in the future other than to exploit the Film.

MANAGEMENT COMPENSATION

Please refer to the "*No Cash Compensation to Management, Affiliates, and IS*" section above.

TERMS OF THE PLACEMENT

Securities Offered

The Company is offering 2,000 Class A Shares of limited liability interests in the Company for a purchase price of $50.00 per Class A Share with a minimum purchase requirement of 2 Class A Shares ($100). The maximum aggregate offering is $100,000. The Company will have the unrestricted right to reject tendered subscriptions for any reason, in the event the Class A Shares available for sale are oversubscribed, they will be sold to those investors subscribing first, provided they satisfy the applicable investor suitability standards, if any.

Subscription Period

The offering of Class A Shares will terminate on 12/01/06, unless the Company extends the offering for up to an additional 60 days (the 'Sales Termination Date"). The Sales Termination Date may occur prior to 12/01/06 if subscriptions for the maximum number of Class A Shares have been received and accepted by the Company before such date. Subscriptions for Class A Shares must be received and accepted by the Company on or before such date to qualify the subscriber for participation in the Company.

Subscription Procedures

The purchase price for the Class A Shares will be payable in full upon subscription. All subscription funds which are accepted will be deposited directly into the Company's segregated impound account. No funds will be deposited into the Company's business account, and no Class A Shares will be actually and legally issued, until the minimum capitalization of Company has been met and subscription funds have been released from the impound account. The minimum capital raise in this offering for Company is $100,000. Subscribers will be admitted into the Company as Class A Shareholders, and the Class A Shares shall be issued to such Class A Shareholders, when the minimum $100,000 amount has been raised. The Company's operating account will be managed by the Manager which will collect Company subscription funds and revenues and disburse Company distributions and expenditures. The officers of Manager have the right, but not the obligation, to purchase Class A Shares for their own account. All investment funds collected by Manager will be directly placed into an impound account, established and subject to an "Impound Agreement".

Completed and signed subscription documents and Operating Agreement must be electronically submitted to Company on its web site. Payment for subscriptions may only be made via the prescribed electronic method(s) as established in the Subscription Agreement. No other form of payment will be accepted. If a subscription is rejected (or in the event of the minimum capital raise is not met), all funds will be credited to subscribers, less applicable fees, including payment fees,. Interest will be paid to subscribers for the period funds were held in the impound account. Upon Company's acceptance of a subscription, electronic confirmation, only, of such acceptance will be sent to the subscriber.

Investor Suitability Standards

It is anticipated that Company will have a minimum subscription amount for Class A Shares of $100 and not accept subscriptions for Class A Shares over $2500. Therefore, Company does not plan to apply investor suitability standards. Notwithstanding the foregoing, if any jurisdiction requires Company to apply one or a number of suitability restrictions, Company can use a variety of technological filtering techniques to comply with such jurisdictions' requirements.

PLAN OF DISTRIBUTION

The Class A Shares are being offered by the Company on a best-efforts basis by the officers of the Manager.

EXHIBIT D-1

BALANCE SHEET

DETOUR, LLC
(a Washington Limited Liability Company)

Balance Sheet
As of 07/03/06

ASSETS

Current Assets Cash	$25
Total Current Assets	$25
TOTAL ASSETS	**$25**

LIABILITIES AND PARTNER'S CAPITAL

Liabilities Liabilities	
Total Liabilities	
Partner's Capital Capital Contributed	$25
Total Partner's Capital	$25
TOTAL LIABILITIES & PARTNER'S CAPITAL	**$25**

EXHIBIT D-2

NOTES TO BALANCE SHEET

DETOUR, LLC
NOTES TO BALANCE SHEET
07/03/06

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION:

Detour, LLC, (the "Company") is a Washington limited liability company that organized on 06/15/06. The Company elected partnership treatment for income tax purposes. The Company is engaged in the business of producing, financing, and distributing the film, "Detour". The Company's Operating Agreement provides for Detour Management, LLC to be the manager (the "Manager").

USE OF ESTIMATES:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:

The Company has elected to be treated as a partnership under the Internal Revenue Code and, accordingly, is not responsible for payment of federal income taxes, which is the responsibility of the partners. Accordingly, no provision for federal income taxes is included in the accompanying financial statements.

TRANSACTIONS WITH MANAGER AND AFFILIATES:

The Company will not pay the Manager a management fee nor will it compensate affiliated third parties for services rendered. Distributable Cash will be distributed among the Members in accordance with the provisions of the Operating Agreement.

D-3

OPERATING AGREEMENT FOR COMPANY

OPERATING AGREEMENT
OF
DETOUR, LLC

THIS OPERATING AGREEMENT OF Detour, LLC (this "Agreement') is made as of this 07/03/06 and among Detour Management, LLC as the "Manager," Jay T Schwartz, an individual, as the original withdrawing Member, those persons who have agreed to Subscription Agreements to purchase Shares, as the Members (as those terms are hereinafter defined), and Detour, LLC, a Washington limited liability company. The parties hereto agree as follows:

1. **DEFINITIONS.** The following terms shall have the following meanings in this Agreement:

1.1 The term "Act" means the Washington Limited Liability Company Act as now in effect and as hereafter amended or revised.

1.2 The term "Affiliate" means, when used with reference to a specified person:

(a) the principal of the person;

(b) any person directly or indirectly controlling, controlled by or under common control with such person;

(c) any person owning or controlling ten percent (10%) or more of the outstanding voting interests of such person; and

(d) any successor-in-interest following a merger or similar transfer when such successor- in-interest is owned by the same persons who own such person; and

(e) any relative or spouse of such person.

1.3 The term "Agreement" means this Operating Agreement of Detour, LLC, as originally executed and as amended from time to time, as the context requires.

1.4 The term "Articles" means the articles of organization filed with the Washington Secretary of State for the purpose of forming the Company, in the form prescribed by the Act and the Washington Secretary of State.

1.5 The term "Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company by a

Member, net of liabilities assumed by the Company or to which the assets are subject, as further described in Paragraph 9.

1.6 The term "Capital Account" means the account to be maintained by the Company for each Member in accordance with the provisions of this Agreement and the Code. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b) of the Code.

1.7 The term "Class A Shares" means the class of Shares held by Members of the Company as further described in Paragraph 12.

1.8 The term "Code" means the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law).

1.9 The term "Common Member" means that class of shareholder owning Common Shares. The Manager will be the sole Common Member.

1.10 The term "Common Shares" means the class of Shares held by the Manager of the Company as further described in Paragraph 12.

1.11 The term "Company" means Detour, LLC, a Washington limited liability company.

1.12 The term "Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset of the Company for such taxable year, or as otherwise determined using any reasonable method selected by the Manager.

1.13 The term "Distributable Cash" means all cash funds derived from the Company attributable to the operations of the Company, including proceeds of insurance to compensate for covered losses, less the sum of:

(a) Company debt service; and

(b) current operating expenditures; and

(c) capital improvements and replacements, as determined by Manager

(d) a reasonable reserve for the operation of the business of the Company, as determined by the Manager.

Provided, however, that in no event shall Distributable Cash be less than each Member's respective tax liability associated with a Net Profit allocation in a given year.

1.14 The term "Economic Interest" means a person's right to share in the Net Profits, Net Losses or similar items, and to receive distributions of Distributable Cash from the Company, but does not include any other rights of a Member.

1.15 The term "Manager" means Detour Management, LLC.

1.16 The term "Member" means a person who:

(a) has been admitted to the Company as a Member in accordance with this Agreement.; and

(b) has not resigned, withdrawn or been expelled as a Member.

The term "Member" does not include the Manager or Jay T Schwartz, the original Member (the "Original Member"), except to the extent the Manager or Jay T Schwartz purchases Shares. The Original Member will withdraw from the Company upon the admission of the first Member.

1.17 The terms "Net Profits" and "Net Losses" mean, for each taxable year of the Company, the Company's taxable income or loss determined in accordance with Section 703 of the Code and the regulations thereto, including all items of the Company's income, gain, loss, or deduction required to be separately stated thereby.

1.18 The term "Shares" means, depending on the context, Class A or Common Shares and the right of a Member or the Common Member, as the case may be, to allocations of Net Profits and Net Losses and to distributions of Distributable Cash, and to receive information on the Company.

1.19 The term "Subscription Agreement" means the Agreement executed by Members pursuant to which, inter alia, they agree to make their Capital Contributions, agree to be bound to this Agreement, and are admitted as Members of the Company.

2. **FORMATION.**

The Original Member and Manager hereby organizes the Company as a limited liability company pursuant to the provisions of the Act and the rights, duties, and liabilities of the Members shall be as provided in the Act, except as otherwise expressly stated in this Agreement. The Manager shall prepare, execute and cause the

Articles to be filed with the Washington Secretary of State. If the Manager deems it to be in the best interests of the Company, the Manager shall cause a certified copy of the Articles to be recorded in the office of the recorder in each county in each state in which the Company hereafter holds title to real property or hereafter establishes a place of business. In addition, the Manager shall cause to be filed with the Washington Secretary of State, on the prescribed form, a statement containing the information required pursuant to the Act to be so filed.

3. **NAME.**

The name of the Company shall be "Detour, LLC."

4. **COMMENCEMENT; ADMISSION OF MEMBERS; NO MEETINGS; NO ELECTION OF OFFICERS.**

4.1 The Company shall commence its existence on the date upon which the Articles are duly filed with the Washington Secretary of State under the Act and shall continue its existence until it is dissolved pursuant to the provisions of the Act or this Agreement.

4.2 Each Member shall be admitted into the Company as a Member for tax, book, accounting, and other applicable purposes on the first business day following the day during which the Member's subscription for Class A Shares is accepted by the Manager, unless the Manager in its discretion selects a different admission policy that is reasonable and consistent with applicable law and regulation. As soon as practicable after the execution of this Agreement with respect to each new Member, the Manager shall make available an electronic certificate of membership to each Member acknowledging his status as a Member.

4.3 There is no regulatory requirement that Company meetings be held and therefore Manager opts out of and the Members agree and acknowledge that no Company meetings (including annual meetings) need be conducted.

4.4 Officers of the Company and Manager may only be selected by the president of the Manager. No election of officers will be conducted by the Company and Members will have no authority to select or elect officers of the Company or the Manager.

5. **STATUTORY AGENT FOR SERVICE OF PROCESS; PRINCIPAL OFFICE.**

5.1 The initial statutory agent for the service of process and the initial principal office shall be that person and location set forth in the Articles as filed with the Washington Secretary of State. The Manager may, from time to time, change the statutory agent or registered office through appropriate filings with the Washington Secretary of State. In the event the statutory agent ceases to act as such for any reason or the registered office shall change, the Manager shall promptly designate a replacement statutory agent or file a notice of change of address, as the case may be, in accordance with the Act.

5.2 The principal office of the Company shall be at 2214 N 43rd Street, Seattle, Washington 98103 or such other place as the Manager may from time to time designate.

6. **TERM.**

The Company shall have perpetual existence, unless the Company is dissolved in accordance with the provisions of this Agreement or the terms of the Act.

7. **PURPOSES.**

The Company is formed for the following purposes:

7.1 To accomplish any lawful purpose whatsoever or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets, including but not limited to the production of "Detour" (the "Film")..

7.2 To exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act.

7.3 To engage in all activities necessary, customary, convenient, or incident to any of the foregoing. .

8. **POWERS, RIGHTS AND DUTIES OF THE MANAGER.**

8.1 Subject to the provisions of Paragraph 8.3 and the other applicable provisions of this Agreement, the Manager shall have the full, exclusive and complete authority and discretion in the management and control of the business of the Company for the purposes stated herein and shall have the right to make any and all decisions affecting the business of the Company. Subject to the provisions of this Agreement, the Manager, on behalf of the Company, shall have full and exclusive authority to execute and acknowledge any and all contracts, agreements, licenses and other documents, and to make withdrawals from Company checking, savings and similar accounts. Without limiting the generality of the foregoing, the Manager shall have the following rights and powers which it may exercise at the cost, expense and risk of the Company:

(a) To expend the capital and income of the Company, if any, in the furtherance of the Company's business, including, but not limited to, financing, developing, producing, licensing, selling, distributing and exhibiting the Film, which includes, but is not limited to, causing the Company to pay compensation to, and to reimburse expenses incurred by, third parties providing services to the Company;

(b) To cause the Company to incur borrowings, whether secured or unsecured by the Company's assets, without the consent of the Members, and to execute and deliver all documents and instruments in connection with the financing, development, production, editing, filming, licensing, distribution and exhibition of the Film;

(c) To cause the Company to pledge and sell some or all of the assets of the Company on such terms and conditions as determined by the Manager without the consent of the Members, and to execute and deliver assignments, censes and other transfers and conveyances in connection with the Company's properties and operations;

(d) To execute and deliver promissory notes, checks, drafts, and other negotiable instruments on behalf of the Company;

(e) To hire or engage on behalf of the Company such employees, independent contractors and personnel as the Manager deems necessary or appropriate in order to conduct the Company's business and participate in Film, including but not limited to Affiliates of the Company;

(f) To employ such attorneys, accountants and other persons, subject to the terms otherwise stated herein, as the Manager deems necessary or advisable to carry out the purposes of the Company;

(g) To purchase from or through others, contracts of liability, casualty and other insurance which the Manager deems advisable, appropriate, convenient or beneficial to the Company;

(h) To invest Company funds in government securities, certificates of deposit, banker's acceptances or similar investments;

(i) To enter into such agreements and contracts with such parties and to give such receipts, releases and discharges with respect to all of the foregoing and any matters incident thereto as the Manager deems advisable, appropriate or convenient;

(j) To delegate or assign all or any of its duties rights or obligations hereunder, and in furtherance of any such delegation, to appoint, employ, or contract with any person deemed in its discretion necessary or desirable for the transaction of the business of the

Company, including persons, firms or entities (i) which employ or are affiliated with or subject to the control of the Manager, and (ii) in which it has a proprietary interest. Such persons may, under the supervision of the Manager, (i) administer the day-to-day operations of the Company, (ii) serve as the Company's advisors and consultants in connection with policy decisions made by the Manager, (iii) act as consultants, accountants, correspondents, attorneys, brokers, escrow agents, or in any other capacity deemed by the Manager necessary or desirable, (iv) perform or assist in the performance of administrative or managerial functions necessary for the management of the Company, and (v) perform such other acts or services for the Company as the Manager in its sole and absolute discretion may approve;

(k) To admit new Members into the Company on such terms and conditions as determined by the Manager in its sole discretion;

(l) To cause the Company to raise capital and issue more Shares or other securities from time to time without limit; and

(m) To execute and deliver any and all other instruments to carry out the purposes hereof.

8.2 The Manager shall possess and may enjoy and exercise all of the rights and powers of members and managers as provided by the Act, except to the extent any of such rights may be limited or restricted by the express provisions of this Agreement. The Manager shall devote such time to the Company and its business as shall be necessary to conduct the Company business, to operate and manage the Company in an efficient manner and to carry out the Manager's responsibilities as herein provided. The Manager shall have the right to elect officers of the Company and shall be entitled to elect themselves or others, including Affiliates, to any such offices.

8.3 No Member shall have any right, power or authority to:

(a) Do any act in contravention of this Agreement without first obtaining the written consent thereto of the Manager.

(b) Do any act which would (i) make it impossible to carry on the ordinary business of the Company, or (ii) change the nature of the Company's business, without first obtaining the written consent thereto of the Manager.

(c) Confess a judgment against the Company, without first obtaining the written consent thereto of the Manager.

(d) Possess Company property, or assign the Company's right in such property, for other than a Company purpose without first obtaining the written consent thereto of the Manager.

(e) Admit a person as an additional manager other than an Affiliate of the Company, without first obtaining the written consent of the Manager.

(f) Amend this Agreement without first obtaining the written consent thereto of the Manager.

8.4 Any person not a party to this Agreement who shall deal with the Company shall be entitled to rely conclusively upon the power and authority of the Manager as set forth herein.

8.5 The Company shall reimburse the Manager for all out-of-pocket expenses and an allocable portion of indirect overhead expenses incurred by the Manager in conducting the Company's business, and all direct and indirect disbursements to third parties made and obligations incurred on behalf of the Company to third parties, including items such as the Company's legal expenses and other costs and expenses incurred in the operation of the Company's business. Neither the Manager nor any of Company's Affiliates will earn compensation for its services to the company, other than its share of the Net Profits. Affiliates shall not earn compensation for services in connection with the Company's business and Film.

8.6 Any consent, approval or decision to be made by the Manager under this Agreement for the Company must be approved by a majority of the individuals or entities comprising the Manager; provided. that a majority of the individuals or entities comprising the Manager may designate by written resolution officers of the Company or one or more individual Managers who are empowered to execute documents and make decisions on behalf of the Manager and the Company, as specified in said duly adopted resolution of the Manager.

9. CAPITAL CONTRIBUTIONS.

9.1 The Common Member may but shall not be obligated to contribute capital to the Company other than an initial Capital Contribution of $25 in cash made upon the formation of the Company. Any Capital Contributions made by the Common Member for the purchase of Shares (not including the initial $25 cash Capital Contribution) and by the other Members pursuant to Paragraph 9.2 hereof shall be referred to as the "Capital Contributions."

9.2 The Members shall make an aggregate Capital Contribution to the Company in the amount determined by the Manager, at a price of Fifty

Dollars ($50.00) per Class A Share (minimum investment, 2 Class A Shares). Concurrently with the execution and delivery to the Manager of the Subscription Agreement, each Member shall deliver in cash to the Manager the amount of his respective Capital Contribution, all as set forth on the Subscription Agreement for each such Member.

9.3 Subject to the provisions of Paragraph 12.3 below, no Member shall be personally liable for any obligations or debts of the Company or any of its losses beyond the total amount the Member has agreed to contribute to the capital of the Company and to the Member's share, if any, of the undistributed Distributable Cash attributable to the Member. Except as provided in this Paragraph 9, and in Paragraph 12.3 below, no Member shall have any obligation to make an additional Capital Contribution to the Company.

9.4 Except as specifically provided in this Agreement, no Common Member or Member shall be entitled to interest on his Capital Contributions.

10. **ADVANCES.**

10.1 If any funds are required by the Company for the operation of its business in excess of the Capital Contributions made by the Members required pursuant to Paragraph 9 above and loans obtained from third parties, then any Member and Manager shall have the right, but not the obligation, upon the approval of the Manager, to advance such funds (the "Advances") to the Company.

10.2 If any Manager or Member makes an Advance pursuant to Paragraph 10.1 above, such Advance shall constitute an unsecured loan to the Company.

10.3 The terms and conditions of an Advance by any Member or Manager shall be determined by the Manager pursuant to its best business judgment. The Advance shall be evidenced by a promissory note and shall be repaid to the Member or Manager making the Advance pursuant to Paragraph 12 of this Agreement.

10.4 If any Member or Manager lends money to the Company for any purpose, whether as an Advance or otherwise, in connection with such loan the Member or Manager shall be deemed an unsecured creditor of the Company, and not a Member, for the purpose of determining his right and priority to the payment of interest on and the repayment of the principal of such loan.

11. **RESERVED.**

12. **OWNERSHIP; DISTRIBUTIONS BY THE COMPANY.**

12.1 Ownership; Shares. The ownership of this Company shall be in the form of Shares, comprised of Common Shares and Class A Shares , each such class of Shares having the rights and preferences as described herein. The total Shares that the Company shall be authorized to issue is 4,000, comprised of 2,000 Common Shares and 2,000 Class A Shares. The holder of the Common Shares shall be referred to herein as the Common Member, the holders of Class A Shares shall be referred to herein as the Members. The Company may issue authorized Shares at such times, in such amounts, and to such purchasers as determined by the Manager and as further described in a Subscription Agreement.

12.2 Subject to all of the provisions of this Agreement, Distributable Cash shall be distributed to the Common Member and Members at such times and in such amounts as are determined in the sole and absolute discretion of the Manager.

12.3 Distributable Cash shall be distributed as follows:

(a) Fifty percent (50%) to the Members, pro rata in accordance with their respective holdings, and

(b) Fifty percent (50%) to the Common Member in accordance with its holdings.

(c) Class A Priority Return: Until the Members have received their Class A Priority Return, all Net Profits and Net Losses shall be allocated one hundred percent (100%) to the Members, pro rata in accordance with their respective holdings (but in no event shall any Member be allocated any Operating Losses if such allocation would cause their Capital Account to go below zero dollars ($0)), and all Distributable Cash shall be distributed one hundred percent (100%) to the Members, pro rata in accordance with their respective holdings. For purposes of this Agreement, the term Class A Priority Return shall mean that amount equal to the aggregate capital contributions made by all of the Members, plus five percent (5%). For example, if the Members have collectively contributed $100,000 of capital to the Company, the first $105,000 of Distributable Cash would be allocated to the Members (pro-rata amongst the Class); once the Class A Priority Return was met, every dollar of Net Profit would be allocated 50% to the Members and 50% to the Common Member.

12.4 Regulatory Allocations. The allocations set forth in this Agreement are intended to comply with the economic arrangements of the Members. Nothing in this Agreement or specifically in this <u>Section 12</u> is intended to contravene the Code or specifically Section 704 of the Code and the Regulations thereto. The Manager is hereby authorized upon notice to the Members to amend this Section 12 to comply with the Code and the regulations promulgated under Section 704(b) of the Code; provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

13. **RIGHTS AND OBLIGATIONS OF THE MEMBERS.**

13.1 Except as expressly provided in this Agreement to the contrary, the Members shall take no part in the operation, management or control of the Company's business.

13.2 The Members shall have no power to sign for or to bind the Company. All authority to act on behalf of the Company is vested in the Manager. Any Member who takes any action to bind the Company in contravention of this Agreement shall indemnify the Company for any costs, expenses, claims or liabilities incurred by the Company as a result of the unauthorized action of such Member. Without limiting the foregoing, the exercise by a Member of any rights granted by this Agreement, or serving as a third-party contractor, consultant or surety of the Company, shall not be deemed to be taking part in the execution, management or control of the Company's business.

13.3 Subject to the provisions of Paragraph 13.2 of this Agreement, Members shall not be personally liable for any obligations or debts of the Company or any of its losses beyond the total amount the Members have agreed to contribute to the capital of the Company and to the Members' share, if any, of the undistributed Distributable Cash attributable to the Members.

14. **ADDITIONAL MANAGERS; WITHDRAWAL; REMOVAL.**

14.1 Persons may be admitted to the Company as additional or substitute Managers with the consent of the Manager only, and without the consent of any Member..

14.2 The Manager shall have the right to withdraw or resign from the Company upon 90 days prior written notice to the Members.

15. **RESERVED.**

16. **INSURANCE.**

The Company may procure liability insurance (or shall be designated as an additional insured, if appropriate) which will protect it from liability to others because of personal injury (including death) and property damage which may arise from operations under this Agreement, and such other insurance as is customary, desirable or required for the conduct of the Company's business, as determined by the Manager in its sole discretion.

17. FISCAL YEAR, BOOKS AND RECORDS AND BANK ACCOUNTS.

17.1 The Company, for accounting and income tax purposes, shall operate on a fiscal year coincident with the calendar year and shall utilize such accounting principles and income tax elections and determinations as shall be determined by the Manager. The Manager shall serve as the Tax Matters Partner" for the Company.

17.2 The books and records of, and other information pertaining to, the Company shall be made electronically available to any Member, at such Member's cost, or his representatives upon fifteen (15) business days advanced written notice to Manager. Such books, records and other information shall include:

(a) a copy of the initial Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles have been executed;

(b) copies of the Company's federal, state and local income tax or information returns and reports, if any, for the three (3) then most recent taxable years;

(c) copies of this Agreement and all amendments thereto and copies of all prior operating agreements and amendments thereto no longer in effect;

(d) financial statements of the Company for the three (3) then most recent years;

(e) the Company's books and records for at least the then current and past three (3) fiscal years; and

(f) any other documents required under the Act.

17.3 Each Member may request, at the expense of Member, an electronic copy of information regarding the affairs of the Company as is just and reasonable for any purpose reasonably related to such Member's Shares.

17.4 All funds of the Company shall be deposited in a separate bank account or accounts as shall be determined by the Manager and the Manager shall be entitled to sign on all such accounts.

17.5 The Manager shall maintain the books and records for the Company.

18. **REPORTS BY THE COMPANY.**

18.1 The Manager shall make electronically available to the Members all information required for preparation of the Members' federal and state income tax returns within sixty (60) days after the end of the Company's fiscal year.

18.2 The Manager shall make electronically available to the Members a balance sheet and an income statement prepared by the Manager as soon as is reasonably practicable after the end of each fiscal year of the Company.

19. **RESTRICTIONS ON TRANSFER; ASSIGNEES.**

19.1 Except as provided in Paragraph 19.3, below, and notwithstanding anything to the contrary contained in the Act, the Members shall not sell, transfer, assign, pledge, hypothecate, encumber, subject to a security interest or otherwise dispose ('Transfer") of their Shares, or any part thereof.

19.2 Notwithstanding anything contained in Paragraph 19.1 to the contrary, a Member's Shares, or a portion thereof, may be Transferred to persons or entities entitled thereto pursuant and limited to any operation of law or death; provided, however, the transferee in such case shall only become an Economic Interest holder with respect to such Shares transferred, and shall in no event become a Member. It shall be the sole responsibility of the Economic Interest Holder to contact the Manager so that the Company's records may be updated accordingly.

19.3 A Manager shall have a right to assign its interest in Net Profits, Net Losses and Distributable Cash without the consent of any Member.

20. **INDEMNIFICATION AND LIABILITY OF MANAGER.**

20.1 The Company, its receiver or its trustee, shall indemnify, save harmless and pay all judgments and claims against (a) the Manager from any liability or damage incurred by reason of any act performed or omitted to be performed by it in connection with the business of the Company, except as provided in Paragraph 20.3 of this Agreement or (b) the Members for any act performed by them which is expressly permitted by this Agreement, including attorneys' fees and costs incurred by them in connection with the defense of any action based on any such act or omission, which attorneys' fees and costs may be paid as incurred, including all such liabilities under federal and state securities laws as permitted bylaw. All judgments against the Company and its Members on which any Member is entitled to indemnification must first be satisfied from Company assets before the Member in question is responsible for such obligations.

20.2 In the event of any action by a Member against the Manager, including a Company derivative suit, the Company will indemnify, save harmless and pay all expenses of the Manager, including attorneys' fees and costs incurred in the defense of such action, if such Manager is successful in such action.

20.3 The Manager shall not be relieved from any liability for any acts or omissions resulting from a material breach of its obligations hereunder or from bad faith. Indemnification to which the Manager is entitled under this Paragraph 20 shall be recoverable out of the assets of the Company but not from the Members.

20.4 The Manager shall not be liable to the Members or to the Company for any loss resulting from errors made by the Manager in the reasonable exercise of business judgment, unless such errors result from a material breach of this Agreement or bad faith by the Manager.

21. **DISSOLUTION AND LIQUIDATION.**

21.1 The Company shall be dissolved upon the earlier of:

(a) Failing to meet Company's minimum capital requirements by the close of the offering.

(b) The death, insanity, bankruptcy, retirement, resignation, expulsion, or dissolution of any Manager or any other event which, pursuant to the Act and unless otherwise provided in this Agreement, results in a Manager ceasing to be a Manager, unless a remaining Manager agrees to continue the business of the Company.

(c) An election to dissolve the Company made in writing by the Manager.

(d) The sale, exchange or other disposition of all or substantially all of the assets of the Company; provided, however, that if the Company receives a purchase money note upon such sale, the Company shall continue in existence until such note is satisfied, sold or otherwise conveyed.

(e) The entry of a judgment of dissolution under the Act.

(f) Acquisition by a single person of all outstanding interests in the Company.

21.2 Upon the dissolution of the Company, the Manager (which term, for the purpose of this Paragraph 21.2, shall include the trustees, receivers or other persons required by law to wind up the affairs of the Company) shall wind up the affairs of the Company as provided in the Act. The Company shall engage in no further business thereafter other than that necessary to wind up the business in accordance with the Act and distribute the assets in accordance with this Agreement. The Members shall continue to allocate Net Profits and Net Losses during the winding up period in the same manner as such amounts were divided before dissolution. The parties responsible for winding up shall be entitled to reasonable compensation for their services in connection therewith, which compensation shall be considered an expense of the Company. The Manager may, from time to time and at any time, have the assets or any one or more of them appraised at the expense of the Company for distribution in kind, subject to existing liens and encumbrances.

21.3 From and after the dissolution of the Company, the proceeds from the liquidation of the Company's property and from the operation of the Company's business shall, in accordance with Paragraph 12 of this Agreement, be applied and distributed in the following order;

(a) First, to creditors, including (to the extent permitted by law) Members who are creditors, in satisfaction of liabilities of the Company other than liabilities for distributions to Members and former Members under Paragraph 12 of this Agreement.

(b) Second, to Members that have not yet received their full allocation and distribution of their Class A Priority Return, to Members, pro-rata, up to, but not more than, that amount necessary to satisfy the Class A Priority Return.

(c) Third, any remaining assets shall be distributed to the Manager and Members as follows: fifty percent (50%) to the Members pro-rata in accordance with their respective Class A Share holdings, and fifty percent (50%) to the Manager pro-rata in accordance with its respective Common Share holdings.

21.4 In the event of a winding up and liquidation of the Company, the Manager shall have the right, in its sole discretion and determination, to purchase any assets of the Company (including the Film, or any part thereof, produced by the Company and any rights thereto or associated therewith), provided that the Manager pays the Company the fair market value of any such assets, as determined by the Manager in its reasonable discretion using good faith, in cash. The Members hereby consent to any such purchase by the Manager of any such assets.

21.5 Subject to this Paragraph 21, the business and affairs of the Company shall be wound up in the manner provided in the Act.

21.6 As soon as practicable after the dissolution of the Company, a final statement of its assets and liabilities shall be prepared by the Company and electronically made available to the Members.

21.7 As soon as possible after any of the events specified in this Paragraph 21 affecting the dissolution of the Company occurs, the Manager shall file a written notice of winding up with the Washington Secretary of State signed on behalf of the Company containing such information as is required by the Act.

21.8 Provided all of the known property and assets of the Company have been applied and distributed pursuant to the Act and this Agreement, written articles of termination shall be signed on behalf of the Company by the Manager. The Manager shall file the articles of termination with the Washington Secretary of State containing such information as is required by the Act.

22. **INVESTMENT REPRESENTATIONS.**

Each Member, by executing a copy of this Agreement, hereby represents and warrants to each other Member and the Company as follows:

22.1 The Shares are being acquired for his own account, for investment, and not with a view to or for sale in connection with any distribution thereof. In that connection, the Member recognizes and understands that the Shares being purchased and sold hereunder have not been registered under the 1933 Act nor qualified under any state securities laws by reason of the fact that the contemplated transaction constitutes a sale of securities exempt under Section 3(b) of the 1933 Act and Regulation A promulgated thereunder.

22.2 The Member has been fully advised of the facts respecting the organization and business of the Company and has been given the opportunity to consult his legal counsel with respect to the Company. The Member hereby agrees that the offer and sale of the Shares to him does not involve any public offering of such Shares.

23. **SPECIAL AND LIMITED POWER OF ATTORNEY.**

Each Member hereby grants to the Manager a special and limited power of attorney, as set forth below:

23.1 The Manager acting alone shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on the behalf of each such Member to execute, acknowledge, and swear to in the execution, acknowledgment and filing of documents, which shall include by way of illustration but not of limitation the following:

(a) The Articles, the Agreement, any separate articles of organization, as well as any amendments to the foregoing which, under the laws of the State of Washington or the laws of any other state, are required to be executed or filed or which the Manager shall deem it advisable to have executed or to file:

(b) Any other instrument or document which may be required to be executed or filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to have executed or to file; and

(c) Any instrument or document which may be required to effect the continuation of the Company or the dissolution and termination of the Company (provided such continuation, admission or dissolution and termination are in accordance with the terms of the Articles and the Agreement), or to reflect any reductions in amount of contributions of Members.

23.2 The special and limited power of attorney of the Manager:

(a) Is a special power of attorney coupled with an interest, is irrevocable, shall survive the death of the granting Member, and is limited to those matters herein set forth;

(b) May be exercised by the Manager acting alone for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact; and

(c) Shall survive a Transfer by a Member of all or any portion of his Shares.

24. **<u>MISCELLANEOUS.</u>**

24.1 <u>Notices.</u> Any notice, request, demand, instruction or other document to be given hereunder or pursuant hereto to any party shall be in writing and delivered by email. Notices so emailed shall be deemed to have been given twenty four (24) hours after sending. Notice shall not be deemed given unless and until under the preceding sentence notice shall be deemed given to all email addressees to whom notice must be sent. The addresses and addressees, for the purpose of this Paragraph 24.1, may be changed by giving written notice of such change in the manner herein provided for giving notice. Unless and until such written notice is received, the last address and addressee stated by written notice, or as provided herein if no written notice of change has been sent or received, shall be deemed to continue in effect for all purposes hereunder.

24.2 Binding Effect. This Agreement shall be binding upon all of the Members and their executors, administrators, successors and permitted assignees.

24.3 Regulations and Laws. Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law, and whenever there is a conflict between any provision of this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, the after shall prevail, but in such event the provisions of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within the requirement of the law. This Agreement is made under and shall be construed pursuant to the laws of the State of Washington.

24.4 Attorneys' Fees. In the event of any action for breach of or to enforce or declare rights under any provision of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs, to be paid by the losing party.

24.5 Counterparts. This Agreement may be executed in several counterparts, including electronic forms, and all so executed shall constitute one agreement, binding upon all of the parties hereto, notwithstanding that all of the parties are not signatories to the original or the same counterparts.

24.6 No Other Agreement. The entire agreement of the parties with respect to the Company is contained and referred to herein.

24.7 Headings. The paragraph headings of the various provisions hereof are intended solely for convenience of reference and shall not in any manner amplify, limit or modify, or otherwise be used in the interpretation of, any of said provisions.

24.8 Competitive Activities. Nothing herein contained shall preclude any Manager or Member from owning, purchasing, selling, or otherwise dealing in any manner with any property or engaging in any business whatsoever without notice to any other Manager or Member, without participation of any other Manager or Member, and without liability to any other Manager or Member. It is understood that any Manager or Member may now or hereafter engage in any business or possess any property of any type, whether or not such business or such property competes with the business or property of the Company. Each Manager and Member hereby waives any right which he may have against others who may capitalize on or take advantage of information learned as a result of an association with the Company.

24.9 Gender and Tense. As used in this Agreement, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to include the others whenever the context so indicates.

24.10 Remedies. If any party to this Agreement shall fail to observe or perform any term, covenant, condition or other obligation on his part to be observed or performed pursuant to this Agreement or in connection with this Agreement (the 'Defaulting Party"), any other party to this Agreement, in addition to and not in lieu or in limitation of, any of his other remedies under this Agreement, under any statute or at law, shall be entitled to apply to, and obtain from, any court of equity having jurisdiction over the Defaulting Party:

(a) An injunction, temporary restraining order and any other prohibitory decree to prevent any further such failure to observe or perform on the part of the Defaulting Party; and

(b) A decree for specific performance of any such term, covenant, condition or other obligation.

24.11 Waiver. The waiver by one party of the performance of any covenant, condition or promise shall not invalidate this Agreement nor shall it be considered a waiver by such party of any other covenant, condition or promise hereunder. The waiver by any party of the time for performing any act shall not constitute a waiver of the time for performing any other act or an identical act required to be performed at a later time. The exercise of any remedy shall not exclude other consistent remedies.

24.12 Section 704(c). If any party makes a contribution of property to the Company, the adjusted basis of which for income tax purposes is different from the value at which such property is accepted by the Company, the Company shall elect to have such difference allocated to the contributing party pursuant to Section 704(c) of the Code and any comparable state statute.

24.13 No Third-Party Benefit. Nothing contained in this Agreement shall be deemed to confer any right or benefit on any person or entity who is not a party to this Agreement.

24.14 Section 754 Election. The Manager may, in its sole and absolute discretion, make the election provided for in Section 754 of the Code.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"MANAG ER"
DETOUR MANAGEMENT, LLC

By: [signature]

Jay T Schwartz, President
Address for Manager:

2214 N 43rd Street
Seattle, Washington 98103

"ORIGINAL WITHDRAWING MEMBER"

By: [signature]

Jay T Schwartz

"MEMBERS"

By: ____
Detour Management, LLC, as Attorney-in-Fact for all of the Members who have executed Subscription Agreements

EXHIBIT D-4

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

Name of Investor (the "Investor"):

____
(Print)

Detour Management, LLC
2214 N 43rd Street
Seattle, Washington 98103
Attention: Jay T Schwartz, President

Re: Detour, LLC (the "Company")2,000 preferred limited liability interests ("Class A Shares").

Terms capitalized and not defined herein shall have the meaning ascribed to them in the Offering Circular or the Operating Agreement, as the case may be.

Investors:

1. *Subscription.* The undersigned hereby tenders this subscription and applies to purchase the number of Class A Shares in the Company indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Class A Share is fifty dollars ($50.00). The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Class A Shares. The undersigned understands that the Class A Shares are being offered pursuant to the Offering Circular, dated 07/03/06 and its exhibits, including the operating agreement of the Company (the "Operating Agreement"). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information provided by the Purchaser is complete and accurate, and presents a true statement of the undersigned's financial condition.

2. *Representations and Understandings.* The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

   (i) The undersigned is of legal age to contract.

   (i) The undersigned is acquiring the Class A Shares for investment purposes, for the undersigned's own account only, with no intention or

view to distributing the Class A Shares or any participation or interest therein.

(ii) The undersigned has received a copy of the Offering Circular, has reviewed it carefully.

(iii) The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto.

(iv) The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Offering Circular, and has determined that the investment is suitable for him. The undersigned has adequate financial resources for an investment of this character, and at this time he could bear a complete loss of his investment. The undersigned understands that any projections in the Offering Circular are mere estimates and may not reflect the actual results of the Company's operations.

(v) The undersigned understands that the Class A Shares are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the ground that the issuance thereof is exempt under Section 3(b) of the 1933 Act and Regulation A promulgated thereunder, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Class A Shares.

(vi) The undersigned covenants not to transfer a Share unless such transfer has been conducted in accordance with Paragraph 19 if the Operating Agreement.

(vii) The undersigned has no need for any liquidity in his investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Class A Shares and it is not likely that any public market for the Class A Shares will develop; (b) it may not be possible to liquidate the investment readily; (c) the undersigned must bear the economic risk of his investment in the Class A Shares for an indefinite period of time because the Class A Shares have not been registered under the 1933 Act or possibly state law and, therefore, cannot be sold unless they are subsequently registered under

the 1933 Act and applicable state law or an exemption from such registration is available; (d) a legend as to the restrictions on transferability of the Class A Shares referred to herein will be made on the document evidencing the Share, and (e) a notation in the appropriate records of the Company will be made with respect to any restrictions on transfer of Class A Shares.

(viii) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him of Class A Shares have been made within the state indicated below his signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

(ix) The undersigned has relied solely upon the Offering Circular and independent investigations made by him or his purchaser representative with respect to the Class A Shares subscribed for herein, and no oral or written representations beyond the Offering Circular have been made to or relied upon by the undersigned.

(x) The undersigned agrees not to Transfer or assign this subscription or any interest therein.

(xi) The undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription.

(xii) The undersigned is a natural person and not a partnership, corporation or trust.

(xiii) The undersigned meets any additional suitability standards and/or financial requirements which may be required in the jurisdiction in which he resides.

3. *Indemnification.* The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Common Members (as defined in the Operating Agreement) and agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein being untrue or inaccurate, or because of a breach of this agreement by the undersigned.

4. *Special Power of Attorney.* The undersigned hereby appoints and Detour Management, LLC as the undersigned's attorney-in-fact with power and authority to act in the undersigned's name and on the undersigned's behalf to execute, verify, acknowledge, deliver and file the Operating Agreement for the Company, any other documents, instruments, certificates or agreements necessary to effect the existence and continuation of the Company, any

amendments to said documents, instruments, certificates or agreements, and any documents evidencing the admission of Members, which may be made by the Manager without obtaining the consent of the undersigned, or with obtaining such consent so long as it has been obtained. This special power of attorney is coupled with an interest, is irrevocable, and shall survive any transfer of Class A Shares or the death of the undersigned.

5. *Miscellaneous.*

(i) **Governing Law.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

(ii) **Entire Agreement; Enforcement of Rights.** This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

(iii) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded, and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(iv) **Construction.** This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(v) **Notices.** Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered via email to the party to be notified at such party's email address as provided together with this Agreement or as subsequently modified by email notice to the Company. Any such modification to Purchaser's email address should de sent to investors@detourfilm.com.

(vi) **Electronic Signature.** This Agreement shall only be executed by completing the electronic signature process as stated on the signature page.

(vii) **Successors and Assigns.** The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Purchaser under this Agreement may only be transferred in accordance with the terms and conditions of the Operating Agreement, specifically Paragraph 19.

signature page follows

The undersigned has (have) executed this Subscription Agreement on this [#] day of [month],
20[06].

SUBSCRIBER:

Print Name of Subscriber: ______________________________

____
(Street Address)

____
(City, State and Zip Code)

Number of Class A Shares: ________________ **(NOTE: MINIMUM IS 2 CLASS A SHARES)**

Dollar Amount of Class A Shares (At $50 .00 per Share)

By typing your name below, you, the Investor, agree that this is valid as your signature and you have read and agree to the terms and conditions contained within this Subscription Agreement, the Offering Circular, and Operating Agreement.

Your electronic signature: Type your full name below:

Name: Date:

SUBSCRIPTION ACCEPTED:
DETOUR MANAGEMENT, LLC

By: [signature] Date: [________________]

Name: Jay T Schwartz
Title: President

EXHIBIT D-5

CERTIFICATE OF LIMITED LIABILITY INTERESTS ("CLASS A SHARES") WITH TRANSFER RETRICTION

№. [____________]   Shares [____________]

DETOUR, LLC

This Certifies that [redacted] is the registered holder of [redacted] Class A Limited Liability Interests (the "Shares") of the above named Company. The Shares are Non-transferable except as specifically stated in the Operating Agreement of the Company.

In Witness Whereof, the said Company has caused this Certificate to be signed by its duly authorized Manager and its Seal has been hereunto electronically affixed this [redacted] day of [redacted], [200[redacted]] A.D.

____

Jay T Schwartz
President of Manager

MEMBERS SHALL NOT SELL, TRANSFER, ASSIGN, PLEDGE, HYPOTHECATE, ENCUMBER, SUBJECT TO A SECURITY INTEREST OR OTHERWISE DISPOSE ('TRANSFER") OF THEIR SHARES, OR ANY PART THEREOF.

NOTWITHSTANDING ANYTHING CONTAINED IN THE PARAGRAPH ABOVE TO THE CONTRARY, A MEMBER'S SHARES, OR A PORTION THEREOF, MAY BE TRANSFERRED TO PERSONS OR ENTITIES ENTITLED THERETO PURSUANT AND LIMITED TO ANY OPERATION OF LAW OR DEATH; PROVIDED, HOWEVER, THE TRANSFEREE IN SUCH CASE SHALL ONLY BECOME AN ECONOMIC INTEREST HOLDER WITH RESPECT TO SUCH SHARES TRANSFERRED, AND SHALL IN NO EVENT BECOME A MEMBER. IT SHALL BE THE SOLE RESPONSIBILITY OF THE ECONOMIC INTEREST HOLDER TO CONTACT THE MANAGER SO THAT THE COMPANY'S RECORDS MAY BE UPDATED ACCORDINGLY.

EXHIBIT D-6

IMPOUND AGREEMENT

IMPOUND OF FUNDS AGREEMENT

This Agreement, dated ______________________________________, 20 ____, by and between Detour, LLC (hereinafter referred to as "Issuer") and Washington Mutual Bank, a federal savings association (hereinafter referred to as the ("Depository"). The Depository is located at 1315 Second Avenue, Seattle, WA 98101.

The Issuer warrants that it has applied for authority from the Administrator of Securities of the State of Washington to sell certain securities and the Issuer intends that, if it is unable to sell securities in the sum of $ 250,000 by the 1st day of December 2006, then the offering shall be terminated and the proceeds paid in by each of the subscribers shall be returned to them pursuant to this Agreement.

The Depository is willing to act as the depository hereunder. In consideration of the mutual convenants and of other good and valuable consideration, the parties agree as follows:

1. The Issuer shall deposit all monies received from the sale of securities in a special impound account in the depository to be designated the "Impound Account" (the "Impound Account"). The Issuer and its agents shall cause all funds received by it for the payment of securities to be made payable to the Depository Impound Account. The Issuer agrees to include with the deposits made in the Impound Account a copy of each subscription agreement which shall include the name, address and social security or other tax identification number of each Subscriber and the date and amount of each subscription. All funds so deposited shall be held in escrow by the Depository, and shall not be subject to judgment or creditors claims against the Issuer unless and until released to said Issuer in accordance with this Agreement.

2. Unless the Administrator directs to the contrary, the funds deposited in the Impound Account may be invested as directed by the Issuer in bank certificates of deposit, United States government obligations or placed in an interest bearing savings account.

3. Payments which fail to clear the financial institution upon which they are drawn, together with the related subscription agreement, shall be returned by the Depository to the Subscriber. Notification thereof shall be sent to the company.

4. Funds deposited in the Impound Account shall not exceed $100,000 (The Minimum Subscription). All Funds in excess of The Minimum Subscription amount shall be returned to the investors.

5. Upon receipt by the Depository of written notification signed by the Issuer advising that it was unable to sell the minimum subscription within the specific offering period, the funds deposited in the Impound Account shall be returned by the Depository to the Subscribers according to the amount each contributed. Total

interest, less interest used to satisfy Depository costs and fees, will be divided and returned to subscribers based upon the investment.

6. If, at any time prior to the disbursement of funds by the Depository as provided in Paragraph 4 or 5 of this Agreement, the Depository is advised by the Administrator that the registration to sell securities of the Issuer has been suspended or revoked, that any condition of its registration permit has not been met or that any provision of the Washington securities laws have not be complied with, then the Administrator may direct the Depository not to disburse the proceeds until further notice by the Administrator.

7. This Impound Agreement shall terminate upon the disbursement of funds pursuant to Paragraphs 4 or 5; provided, however, the Issuer may abandon the public offering. Upon the receipt of a letter from the Issuer stating that the offering has been abandoned, copy to the Administrator, the Depository is authorized to return the monies received hereunder to the subscribers according to the amount each subscriber contributed with interest, less interest used to satisfy Depository costs and fees, and this Agreement shall terminate upon said distribution.

8. The sole duty of the Depository other than as herein specified, shall be to establish and maintain the Impound Account and receive and hold the funds deposited by the company pursuant to all applicable banking laws and regulations of the State of Washington.

9. The Issuer acknowledges that the Depository is performing the limited function of Depository and that this fact in no way means the Depository has passed in any way upon the merits or qualifications of, or has recommended, or given approval to, any person, security or transaction. A statement to this effect shall be included in the offering circular.

10. The Administrator may, at any time, inspect the records of the Depository, insofar as they relate to this Agreement, for the purpose of making any determination hereunder or effecting compliance with and conformance to the provisions of this Agreement.

11. The terms and conditions of this Agreement shall be binding on the heirs, executors and assigns, creditors or transferees, or successors in interest, whether by operation of law or otherwise, of the parties hereto. If, for any reason, the Depository named herein should be unable or unwilling to continue as such depository, then the Company may substitute with the consent of the Administrator, another person to serve as Depository.

IN WITNESS WHEREOF, the parties have executed this Agreement the ________ day of
__________________, 2006.

ISSUER: Detour, LLC

By: [signature]

Name: Jay T Schwartz

Its: President

DEPOSITORY: Washington Mutual Bank

By:

Name:

Its:

ACKNOWLEDGED:

____
Securities Division
State of Washington

EXHIBIT D-7

SOLICITATION OF INTEREST MATERIALS

Send this form along with the required $100.00 fee to:

Department of Financial Institutions
Securities Division
PO Box 9033
Olympia, WA 98507-9033
360-902-8760

STATE OF WASHINGTON SOLICITATION OF INTEREST FORM

NAME OF COMPANY: Detour, LLC (the "Company")

Street address of principal office: 2214 N 43rd Street, Seattle, WA 98103

Company telephone number: 206-696-1750

Date of organization: June 7, 2006

Amount of the proposed offering: $100,000

Name of Chief Executive Officer of Manager: Jay T Schwartz *(Detour, LLC will be managed by Detour Management, LLC (the "Manager"). Jay T Schwartz is the president of Detour Management, LLC, which was also organized June 6, 2006)*

• This is a solicitation of interest only. No money or other consideration is being solicited and none will be accepted.

• No sales of the securities will be made or commitment to purchase accepted until the delivery of a final offering circular that includes complete information about the issuer and the offering.

• An indication of interest made by a prospective investor involves no obligation or commitment of any kind.

• This offer is being made pursuant to the requirements of federal and state securities laws. Neither the federal nor the state authorities have confirmed the accuracy or determined the adequacy of this document or any other document presented to you in connection with this offer. No sale may be made until the offering statement is qualified by the SEC if made pursuant to Regulation A and is registered in this state.

This Company:

(X) Has never conducted operations.
( ) Is in the development stage.
( ) Is currently conducting operations.

( ) Has shown a profit in the last fiscal year.
( ) Other (specify)___________________________

BUSINESS

1. Describe in general what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

The Company proposes to raise production funds for an independent film called "Detour".

2. Describe in general how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities.

If aggregate potential investor interest indicates that "Detour" may be a commercially viable story, Company will register an offering in WA; and using the coordinated review process, would register in other states as well. If production proceeds meet the offering amount, then the Company will physically produce the film.

OFFERING PROCEEDS

3. Describe in general how the company intends to use the proceeds of the proposed offering.

Proceeds of the entire offering will be used to execute the production of the film, "Detour". This will be an all or none offering and all proceeds will be impounded in accordance with state regulatory regimes. The Manager of the Company will not earn a management fee and affiliates of the Company will not earn fees for services rendered.

KEY PERSONNEL OF THE COMPANY

4. Provide the following information for all officers and directors of the Manager:
   - Name
   - Title
   - Office Street Address
   - Telephone Number
   - Employment History (Employers, titles and dates of positions held during the past five years), and;
   - Education (degrees, schools and dates)

Detour Management, LLC is the Manager of Detour LLC.

The following are the officers of Detour Management, LLC:

Jay T Schwartz | President

Mr. Schwartz has a long career in new business development, venture capital financing, and strategic sourcing (concentrating in financial and technology acquisitions) for Fortune 500 companies, including ADP, Intel, Nike and Washington Mutual. In 1994, Mr. Schwartz founded, and later sold, SlopeSide Brewing Company, which under his direction became the largest self-distributed brand in Illinois. Mr. Schwartz is also a retired Army Reserve officer, most recently having served as the Senior Defense Counsel in the Pacific Northwest.

Mr. Schwartz earned his B.A. degree from The State University of New York at Albany and his J.D. degree from The John Marshall Law School. He also studied at the Northwest FilmCenter in Portland, Oregon, where he directed and produced three short films: *"The Boxer Genius"*, *"Art of a Thief"*, and *"The Day Trader"*.

George Brumder | Vice President, Finance

George Brumder is the vice president of finance of the Detour Management, LLC where he is responsible for all aspects of finance and accounting, including capital structure, project financials, statistical modeling, and data analysis. Mr. Brumder brings an extensive career in commercial finance, primarily in investment and commercial banking, and for the past 3 years in strategic analytics at Washington Mutual Bank. Immediately prior to Mr. Brumder's experience at Washington Mutual, he was earning his MBA at NYU (see below).

Mr. Brumder earned his B.S. degree from the University of Oregon and his M.B.A. degree from the Stern School of Business at New York University. While at Stern, Mr. Brumder served as Vice President of Finance for the Study Body and for the Technology and New Media Group.

Julie Chase | Vice President, Marketing

Julie Chase is the vice president of marketing of the Detour Management, LLC where she is responsible for developing and managing communications, advertising, marketing programs, media relations, graphic design and special events. Ms. Chase brings more than six years of marketing and press relations experience from consumer, high-technology, and legal industries (for the past 5 years, Intel and Lexis Nexus). Prior to her marketing career, she worked for Japan's Ministry of Education.

Julie earned her B.A. degree from Lewis & Clark College in Portland, Oregon. She also attended Hokusei Gakuen University in Sapporo, Japan. Ms. Chase volunteers at the Youth Tutoring Program in Seattle.

FEATURE FILM "DETOUR"
DETOUR, LLC
GRAPHICAL ADVERTISEMENT AND TEXT FOR SOLICITATION OF INTEREST

Background For Securities Examiner: The solicitation of interest for the film, "Detour", will only be conducted on the internet, and any materials associated with the film will be distributed via the internet. Potential investors will not be contacted proactively (e.g., cold calling). It is the issuer's intent to advertise on the internet to generate interest. The following is the text of the solicitation of interest advertisement:

Advertisement Text: Thank you for visiting our site. Detour is a new, exciting potential feature film project. In order for us to gauge your interest and help determine whether an offering will be issued to produce "Detour" we have provided a synopsis for you to review (see below). If, after reading the synopsis, you feel that Detour would make a commercially viable film, just click the "yes" radio button, complete the contact information sheet, and come back to visit us for updates to see where we are with the project.

Once again, thank you for visiting and we hope that you enjoy reading about "Detour".

Synopsis: Plagued by egomaniacal directors, actors, and producers that hold all the leverage, the entertainment industry is in a crisis. Kevin Dumain couldn't be happier.

Dumain, the insanely self-centered agent, has it all. His contact information is in every sidekick that matters, and even some those that don't. In "the business", if you're represented by Kevin, then, you get the roles, you're face adorns the billboards, and you both make big money. Kevin never met an up-and-coming "A" lister he didn't like, until now...

As a cost cutting measure at its studios, Deficit Productions has developed the perfect actor, Take Too ("TT"). TT is a robotic actor who can play a man or a woman, work 24 hours a day, doesn't get a paycheck, doesn't do drugs or have sex, and since its data bank contains the content of every human emotion, in any circumstance, can play any part. TT was designed to revolutionize the entertainment industry, saving money and melting egos along the way. Success would bring flawless, unlimited entertainment to all ... and spell ruin for Kevin Dumain and his lofty list of clients.

Detour is the story of how the most well known agent and the most perfect actor ever engage in a hilarious, high stakes battle for the hearts, minds, and money of the public.

STATE OF WASHINGTON

DEPARTMENT OF FINANCIAL INSTITUTIONS

SECURITIES DIVISION

P.O. Box 9033 Olympia, Washington 98507-9033 Telephone (360) 902-8760 TDD (360) 664-8126 FAX (360) 586-5068 Web Site: www.dfi.wa.gov/sd

June 29, 2006

JAY SCHWARTZ
2214 N 43RD ST
SEATTLE WA 98103

Subject: DETOUR LLC File # 70013504

Dear Mr. Schwartz:

The Securities Division has received the securities registration materials of Detour LLC, including its solicitation of interest form. Effective today, Detour LLC may solicit indications of interest in connection with this application.

Please recall Detour LLC's continuing obligations under the testing the waters program, including that the issuer cannot at this time solicit or accept money or any type of commitment to purchase securities.

If you have any questions, please feel free to contact me at 360-902-8783 or aledbetter@dfi.wa.gov.

Sincerely,

Andrew Ledbetter
Associate General Counsel